United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Cover Page
Press Release
Signatures

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003

02 — FILING

01 - NUMBER

REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION GIVEN.
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

4 — TRADE NAME	5 — PREVIOUS NAME	6 — NIRE
CVRD	NIHIL	33300019766

7 — SITE
www.cvrd.com.br
01.02 — ADDRESS OF THE PRINCIPAL OFFICE

1 — FULL ADDRESS (STREET, No. AND COMPLEMENT)	2 — DISTRICT DOWNTOWN
Avenida Graça Aranha, 26	Centro

3 — CEP (ZIP CODE)	4 — MUNICIPALITY	5 — FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

6 — AREA CODE (DDD)	7 — PHONE No.	8 — PHONE No.	9 — PHONE No.	10 — TELEX
21	3814-4477

11 — AREA CODE (DDD)	12 — FAX	13 — FAX	14 — FAX

15 — E-MAIL
fabio.barbosa@cvrd.com.br
01.03 — SHAREHOLDERS DEPARTMENT

1 — NAME
Bernardeth Vieira de Souza

2 — POSITION
Treasury General Manager

3 — FULL ADDRESS (STREET, No. AND COMPLEMENT)	4 — QUARTER OR DISTRICT
Avenida Graça Aranha, 26 — 13th floor	Centro

5 — CEP (ZIP CODE)	6 — MUNICIPALITY	7 — FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

8 — AREA CODE (DDD)	9 — PHONE No.	10 — PHONE No.	11 — PHONE No.	12 — TELEX
21	3814-4454

13 — AREA CODE (DDD)	12 — FAX	15 — FAX	16 — FAX
21	3814-4603		—

17 — E-MAIL
bernardeth.souza@cvrd.com.br

18 — NAME
Bradesco Bank

19 — CONTACT
Antonio Carlos Menegaci

20 — FULL ADDRESS (STREET, No. AND COMPLEMENT)	21 — QUARTER OR DISTRICT
Prédio Amarelo Velho, 2º andar	Osasco

22 — CEP (ZIP CODE)	23 — MUNICIPALITY	24 — FEDERAL UNIT
06029-900	São Paulo	SP

25 — AREA CODE (DDD)	26 — PHONE No.	27 — PHONE No.	28 — PHONE No.	29 — TELEX
11	3684-4522

30 — AREA CODE (DDD)	31 — FAX	32 — FAX	33 — FAX
11	3684-5645		—

34 — E-MAIL
4010.moraes@bradesco.com.br
OTHER PLACE FOR STOCKHOLDER SERVICE

35 — ITEM	36 — MUNICIPALITY	37 — FEDERAL (UNIT)	38 — AREA CODE	39 — PHONE No.	40 — PHONE No.
01	Bradesco Bank			—	—
02
03
04

Page: 1

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003

02 — FILING

01 - NUMBER

01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
01.04 — DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)

1 — NAME
Fábio de Oliveira Barbosa

2 — FULL ADDRESS (STREET, No. AND COMPLEMENT)	3 — QUARTER OR DISTRICT
Avenida Graça Aranha, 26 — 18th floor	Centro

4 — CEP (ZIP CODE)	5 — MUNICIPALITY	6 — FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

7 — AREA CODE (DDD)	8 — PHONE No.	9 — PHONE No.	10 — PHONE No.	11 — TELEX
21	3814-8888	—	—	—

12 — AREA CODE (DDD)	13 — FAX	14 — FAX	15 — FAX	16 — E-MAIL
21	3814-8820	—	—	fabio.barbosa@cvrd.com.br

17 — BRAZILIAN DIRECTOR	18 — TAX PAYER CARD	19 — PASSPORT
YES	359.558.996-34
01.05 — REFERENCE/AUDITOR

1 — LAST FISCAL YEAR START	2 — LAST FISCAL YEAR END
01/01/2004	12/31/2004

3 — CURRENT FISCAL YEAR START	4 — CURRENT FISCAL YEAR END
01/01/2005	12/31/2005

5 — AUDITOR’S NAME	6 — CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9

7 — NAME OF PARTER	7 — TAX PAYER CARD
Marcelo Cavalcanti Almeida	335.905.597-72
01.06 — GENERAL DATA
1 — STOCK EXCHANGE WHERE IT IS REGISTERED

☐ BVBAAL	☐ BVMESB	☐ BVPR	☐ BVRJ	☐ BVST

☐ BVES	☐ BVPP	☐ BVRG	☑ BOVESPA
2 — TRADING MARKET
     Stock Exchange
3 — SITUATION
     Operational
4 — ACTIVITY CODE
     103 — MINERAL EXTRACT
5 — MAIN ACTIVITY
     IRON ORE EXTRACT, DRESSING AND TRADE

Page: 2

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003

02 — FILING

01 - NUMBER

01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
01.07 — STOCK CONTROL
1 — NATURE
     Private National
2 — SECURITIES ISSUED BY THE COMPANY

☑ 1 — SHARES	☐ 2 — REDEEMABLE SHARES	☑ 3 — SIMPLE DEBENTURES

☐ 4 — DEBENTURES CONVERTIBLE INTO SHARES	☐ 5 — PARTICIPATION CERTIFICATES	☐ 6 — SUBSCRIPTION BONUSES
01.08 — PUBLICATION OF THE INFORMATIVE DOCUMENTS

1 —	NOTICE TO STOCKHOLDERS ABOUT THE AVAILABILITY OF THE FINANCIAL STATEMENTS (ARTICLE 133, LAW No. 6,404/76)	2 —	MINUTES OF THE ORDINARY GENERAL MEETING WHICH APPROVED THE FINANCIAL STATEMENTS
	03/29/2005		04/29/2005

3 —	CALL OF ORDINARY GENERAL MEETING FOR APPROVING THE FINANCIAL STATEMENTS	4 —	PUBLICATION OF THE FINANCIAL STATEMENTS
	03/29/2005		04/05/2005
01.09 — NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

1 — ITEM	2 — TITLE	3 — FEDERAL UNIT
01	Diário Oficial do RJ	RJ
02	Jornal do Commercio	RJ
03	Gazeta Mercantil	BR
01.10 — DIRECTOR OF MARKET RELATIONS

1 — DATE	2 — SIGNATURE

Page: 3

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.01.01 — PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

1 -		3 - TAXPAYER	4 - ELECTION	5 - TERM OF	6 -	7 - INDICATED BY
ITEM	2 - ADMINISTRATOR	CARD	DATE	OFFICE	CODE	THE OWNER	8- CODE	7 - TITLE
					(*)
01	Sérgio Ricardo Silva Rosa	003.580.198-00	04/16/2003	OGM 2007	2	YES	20	Chairman
02	Mário da Silveira Teixeira Júnior	113.119.598-15	04/16/2003	OGM 2007	2	YES	21	Vice-Chairman
03	Erik Persson	148.409.280-53	04/25/2001	OGM 2007	2	YES	22	Member(Effective)
04	Jorge Luiz Pacheco	345.466.007-63	04/16/2003	OGM 2007	2	YES	22	Member(Effective)
05	Arlindo Magno de Oliveira	281.761.977-34	04/16/2003	OGM 2007	2	YES	22	Member(Effective)
06	Renato da Cruz Gomes	426.961.277-00	04/25/2001	OGM 2007	2	YES	22	Member(Effective)
07	Hiroshi Tada	999.999.999-99	04/27/2005	OGM 2007	2	YES	22	Member(Effective)
08	Oscar Augusto de Camargo Filho	030.754.948-87	09/24/2003	OGM 2007	2	YES	22	Member(Effective)
09	Francisco Augusto da Costa e Silva	092.297.957-04	04/27/2005	OGM 2007	2	NO	22	Member(Effective)
10	Eduardo Fernando Jardim Pinto	226.158.813-53	04/27/2005	OGM 2007	2	NO	22	Member(Effective)
11	Jaques Wagner	264.716.207-72	12/30/2003	OGM 2007	2	YES	22	Member(Effective)
12	Luciano Siani Pires	013.907.897-56	06/23/2005	OGM 2006	2	YES	22	Member(substitute)
13	Rômulo de Mello Dias	604.722.787-20	09/24/2003	OGM 2007	2	YES	22	Member(substitute)
14	Jose Horta Mafra costa	098.371.836-91	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
15	Wanderlei Viçoso Fagundes	043.341.757-91	09/24/2003	OGM 2007	2	YES	22	Member(substitute)
16	Hidehiro Takahashi	949.725.917-49	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
17	Rita Cassia Paz Andrade Robles	905.684.437-72	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
18	José Mauro Guahyba de Almeida	022.181.357-87	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
19	Sérgio Ricardo Lopes de Farias	799.861.537-00	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
20	Gerardo Xavier Santiago	603.267.947-00	04/27/2005	OGM 2007	2	YES	22	Member(substitute)
22	João Moisés de Oliveira	090.620.258-20	09/24/2003	OGM 2007	2	YES	22	Member(substitute)

Page: 4

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

23	Roger Agnelli	007.372.548-07	03/27/2002	05/25/2005	1	22	Chief Executive Officer
24	Fábio de Oliveira Barbosa	359.558.996-34	05/15/2002	05/25/2005	1	19	Chief Financial Officer
25	José Carlos Martins	304.880.288-68	04/22/2004	05/25/2005	1	19	Executive Officer for Ferrous
26	Gabriel Stoliar	402.763.927-87	03/27/2002	05/25/2005	1	19	Executive Officer for Planning and Control
27	Murilo Pinto de Oliveira Ferreira	212.466.706-82	04/20/2005	05/25/2005	1	19	Executive Officer for Holdings, Energy and Businesses Development
28	José Auto Lancaster Oliveira	312.786.717-49	09/30/2004	05/25/2005	1	19	Executive Officer for Non-Ferrous Minerals
30	Guilherme Rodolfo Laager	606.451.997-53	03/27/2002	05/25/2005	1	19	Executive Officer for Logistics
24	Carla Grasso	313.335.241-53	03/27/2002	05/25/2005	1	10	Executive Officer of Human Resources and Corporate Services

(*) Code:	OGM — Ordinary General Meeting / BDM — Board Of Directors Meeting / EGM — Extraordinary General Meeting
1 — Belongs only to the executive board / 2 — Belongs only to the board of directors / 3 — Belongs to the both the board of directors and executive board.

Page: 5

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.01.02 — PRESENT COMPOSITION OF THE FISCAL COUNCIL

1- FISCAL COUNCIL INSTALADO	2- PERMANENTE

YES	NO

3 - ITEM	4 - NAME OF MEMBER	5 - TAXPAYER CARD	6 - ELECTION DATE	7 - TERM OF OFFICE	8 - CODE	9 - TITLE
01	Aníbal Moreira dos Santos	011.504.567-87	07/19/2005	OGM 2006	43	Member of Fiscal Council(effective) elect by maiority common stockholders
02	Marcelo Amaral Moraes	929.390.077-72	04/28/2004	OGM 2006	43	Member of Fiscal Council(effective) elect by maiority common stockholders
03	Oswaldo Mário Pêgo de Amorim Azevedo	005.065.327-04	04/28/2004	OGM 2006	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
04	Milton Lourenço Cabral	289.842.427-72	04/28/2004	OGM 2006	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
05	José Bernardo de Medeiros Neto	005.573.740-49	04/27/2005	OGM 2006	43	Member of Fiscal Council(effective) elect by maiority common stockholders
06	Joaquim Vieira Ferreira Levy	727.920.007-91	08/18/2004	OGM 2006	44	Member of Fiscal Council(effective) elect by preferred stockholders
07	Tarcísio José Massote de Godoy	316.688.601-04	08/18/2004	OGM 2006	47	Member of Fiscal Council(substitute) elect by preferred stockholders
08	Fernando Marotta	010.955.607-00	07/19/2005	OGM 2006	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders

Page: 6

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
SÉRGIO RICARDO SILVA ROSA. Born on 06/23/1959, enrolled with the CPF under nº 003.580.198-00, has a degree in Communication/Jornalism from São Paulo University, Mr. Rosa has been a member of the Board of Directors since April 2003, and his mandate extends to the 2007 Annual Shareholders´ Meeting. He was nominated Chairman of the Board of Directors in May 2003. Mr. Rosa is currently Chief Executive Officer of Caixa de Previdência dos Funcionários do Banco do Brasil -“Previ, a position he has held since 2000. He is also director of Valepar S.A. (“Valepar”), Brasil Telecom Participações and Sauípe S.A., Chairman of the Board of Diretors of Litel Participações S.A. (“Litel”). Before joining Previ, Mr. Rosa acted as the President of the National Confederation of Bank Workers from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was a city councilor in São Paulo city. He was nominated by the shareholder VALEPAR S.A.
MÁRIO DA SILVEIRA TEIXEIRA JÚNIOR. Born on 03/04/1946, enrolled with the CPF under nº 113.119.598-15, graduated in Civil Engineering and Business Administration from the Mackenzie University. Mr. Teixeira has been the Vice-Chairman of the Board of Directors of CVRD since 2003, with a mandate that lasts up to the 2007 Annual Shareholders’ Meeting. Mr. Teixeira has worked in the Bradesco Group since 1971. In this period he has held important positions, including the Executive Vice-Presidency of Banco Bradesco S.A.. He was Chief Executive Officer of Bradespar S.A. from July 2001 to March 2002. Currently he is Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A. — Banco de Investimento and a member of the Board of Directors of VBC Participações S.A.; VBC Energia S.A.; Bradespar S.A.; Companhia Paulista de Força e Luz - CPFL; CPFL Energia S.A.; CPFL Geração de Energia S.A., Valepar, Banco Bradesco S.A. and a Voting Member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., with a head office in Lisboa, Portugal. Mr. Texeira was the Vice-President of ANBID (Associação Nacional dos Bancos de Investimento - the National Association of Investment Banks) and a director of ABRASCA (Associação das Companhias Abertas - Association of Joint Stock Companies) and a member in the Board of Directors of the following companies: Globo Cabo S.A., Latasa, CSN, São Paulo Alpargatas S.A., and Tubos e Conexões Tigre S.A. Nominated by the shareholder VALEPAR S.A.
ERIK PERSSON. Born on 11/03/1954, enrolled with the CPF under nº 148.409.280-53, Mr. Persson has a degree in Economics from the Federal University of Rio Grande do Sul (UFRGS). He has been a member of the Board of Directors since April 2001, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Persson was a Planning Officer at Previ from June 2000 to May 2003, and has been serving as a Pension Officer since June 2003, and has worked in Banco do Brasil since 1977. Mr. Persson also has been a director of Valepar and Previ since 2001. He has held the positions of Union Training Officer and the Union Organization SEEB Officer and Legal Issue Officer and FEEB Press and CommunicationOfficer, both in Rio Grande do Sul. Nominated by the shareholder VALEPAR S.A.
JORGE LUIZ PACHECO. Born on 10/23/1954, enrolled with the CPF under nº 345.466.007-63, o Mr. Pacheco is a full member of the Board of Directors, whose mandate extends to the 2005 Annual Shareholders’ Meeting. He has held the position of alternate member of the Board of Directors of CVRD since 2002. In 1973, Mr. Pacheco joined Banco do Brasil S.A., where he worked in the Corporate area and in Capital Market Management. Since December 2000 he has worked in PREVI (The Social Insurance Fund of Employees of Banco do Brasil), where he acted as the Manager for Monitoring Strategic Companies, responsible for monitoring investments in the Vale do Rio Doce Company. Mr. Pacheco is a alternate member of the Board of Directors of Valepar S.A., and a member of the Board of Directors of Litel Participações S.A. In addition, he has been a member of the Audit Committee of the Companhia Siderurgica Belgo-Mineira. He has a degree from the Economic Sciences Faculty (FCPE) of Cândido Mendes/RJ, has an Executive MBA in Finance from IBMEC/RJ, an Executive MBA in Business Administration from IBMEC/RJ and a post-graduation course in Corporate Governance from IBMEC/RJ. Nominated by the shareholder VALEPAR S.A.

Page: 7

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
ARLINDO MAGNO DE OLIVEIRA. Born on 07/16/1951, enrolled with the CPF under nº 281.761.977-34, has a degree in Economics from the Universidade Federal Fluminense (UFF) and a post-graduation degree in Finance from IBMEC (Instituto Brasileiro de Mercado de Capitais - the Brazilian Capital Market Institute) in RJ. Mr. Oliveira has been a member of the Board of Directors since 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting 2007. From August 1974 to August 2001, Mr. Oliveira worked in Banco do Brasil S.A., where amongst other positions he was International Area Customers Service Manager and Public Sector Customer Service Manager. He has also worked in PREVI since May 1974, where amongst other positions he was Fiscal Director, Deliberative Director and Director of Planning. Currently he is a member of the Deliberative Body of PREVI, with a mandate until May 2004. He has also been a member of the Board of Directors in several companies, including the Bahia State Electricity Company (Companhia de Eletricidade do Estado da Bahia - COELBA) and the Rio Grande do Norte Energy Company (Companhia Energética do Rio Grande do Norte - COSERN). Nominated by the shareholder VALEPAR S.A.
RENATO DA CRUZ GOMES. Born on 02/23/1953, enrolled with the CPF under nº 426.961.277-00, has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ), with a specialization degree from the Executive Management Development Program (SDE). Mr. Gomes has been a member of the Board of Directors since April 2001, and his mandate extends to the 2007 Annual Shareholders’ Meeting. He is also Executive Director of Bradespar S.A. From 1976 to 2000, Mr. Gomes held various positions in BNDES and for the last 15 years has been a member of the Board of Directors of several companies, such as Aracruz, Iochpe Maxion, Bahia Sul, Globo Cabo and Latasa. He was also a member of the Advisory Council of Fator Sinergia (Fundo de Investimento de Valores Mobiliários em Ações - Share Investment Fund), and a member of the investment committee of the Bradesco Templeton Value and Liquidity Fund. Mr. Gomes is a Alternate Member of the Board of Directors and Executive Officer of Valepar, the latter since April 25, 2001. Nominated by the shareholder VALEPAR S.A.
HIROSHI TADA. Born on 03/03/1945, with Passport number TG1817655, Mr. Tada has a degree in Mining Engineering from Kyoto University and a Masters Degree from Harvard in AMP. Mr. Tada has been a member of the Board of Directors since April 2005, with a mandate that lasts until the 2007 Annual Shareholders’ Meeting. Mr. Tada is currently Senior Executive Managing Officer of Mitsui & Co. Ltd. He has also held various positions in Mitsui & Co., Ltd, which he joined in 1968. Nominated by the shareholder VALEPAR S.A.
OSCAR AUGUSTO DE CAMARGO FILHO. Born on 03/09/1938, enrolled with the CPF under nº 030.754.948-87, has a degree in Law from the São Francisco Faculty of São Paulo University, Mr. Camargo Filho has been a member of the Board of Directors since September 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Camargo Filho is currently a partner in CWH Consultoria Empresarial. From 1999 to 2003, he was Chairman of the Board of Directors of MRS Logística S.A.. From 1973 to 2003, he held various positions in the Caemi Group, including Chairman and member of the Board of Directors. From 1963 to 1973 he held various positions in Motores Perkins S.A., including Commercial Officer and Manager of Sales and Service. Nominated by the shareholder VALEPAR S.A.

Page: 8

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
FRANCISCO AUGUSTO DA COSTA E SILVA. Born on 09/06/1948, enrolled with the CPF under nº 092.297.957-04, Mr. Costa e Silva has been a member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Costa e Silva studied Law in the Guanabara State University, now the University of the State of Rio de Janeiro (UERJ) and has an Executive MBA from COPPEAD in the Federal University of Rio de Janeiro (UFRJ). Currently Mr. Costa e Silva is a partner in the law firm Bocater, Camargo, Costa e Silva — Advogados Associados, with head office in the city of Rio de Janeiro, as well as a member of the Board of Directors of Banco do Brasil S.A., and the Ethics Committee of the Association of Analysts and Professionals of Capital Markets (APIMEC) and the Development Council of the Pontifical Catholic University of Rio de Janeiro (PUC/RJ). Mr. Costa e Silva started his professional career in the National Social and Economic Development Bank (BNDES), where he has held various positions, including Officer of BNDES. He has also been on the Board of Directors of various institutions, such as Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., as well as the Board of Directors of the Social Insurance and Assistance Foundation of BNDES (FAPES) and the Rio de Janeiro Stock Exchange (BVRJ). Mr. Costa e Silva was Officer and also the President of the Brazilian Securities Commission (CVM). He was a member of the Currency and Credit Commission (COMOC) and of the Complementary Social Insurance Management Council. He presided the Council of Securities Regulators of the Americas (COSRA) and was a member of the Executive Committee of the International Organization of Securities Commissions - (IOSCO), both international organizations that bring together securities commissions from various countries in the world. Nominated by the shareholder VALEPAR S.A.
EDUARDO FERNANDO JARDIM PINTO. Born on 02/24/1963, enrolled with the CPF under nº 226.158.813-53, Mr. Jardim Pinto has been a member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Jardim Pinto is a technician in electronics trained by CEFET, is currently studying Law in São Luiz Faculty. Mr. Jardim Pinto has been employed by CVRD since 1983, and currently occupies the position of specialized machinist, as well as being President of the Union STEFEM. Nominated by the employees of CVRD.
JAQUES WAGNER. Born on 16/03/1951, enrolled with the CPF under nº 264.716.207-72, Mr. Wagner has been a member of the Board of Directors since December 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Wagner graduated in Engineering in the Pontifical Catholic University of Rio de Janeiro. Mr. Wagner has been Minister of the Council on Economic Development Special Administrative Officesince 01/23/2004. From January 1991 to January 2003, he was a member of the Parlament. He was Minister of Work from 2003 to 2004. Nominated by the shareholder VALEPAR S.A.
LUCIANO SIANI PIRES. Born on 02/10/1970, enrolled with the CPF under nº 013.907.897-56, Mr. Pires was nominated as alternate member of the Board of Directors in the meeting of the Board of Directors held on June 23rd, 2005, with a term of office that extends until the first Shareholders’ Meeting to be held after the Shareholders’ Meeting scheduled for the 07/19/2005. From 2001 to 2003, Mr. Pires was Head of the Exportation Operation Department of BNDES, from 2003 to 2005 was McKinsey consultant and is currently Head of the Securities Portfolio Management and Monitoring Department of BNDES. Mr. Pìres is also director of Tele Norte Leste Participações. Mr. Pires has a B.A. degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and MBA in Finance from Stern School of Business — New York University. He was nominated by the shareholder VALEPAR S.A.

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01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
RÔMULO DE MELLO DIAS. Born on 09/27/1961, enrolled with the CPF under nº 604.722.787-20. He has an MBA from IBMEC, and a post-graduation degree from the SDE in the Executive Managerial Development Program and from FGV Law in Company Law. Mr. Dias has been a alternate member of the Board of Directors since 09/24/2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Dias is an Executive Officer of Bradespar S.A. and is a member of the Board of Directors of Visanet, Visa Vale and CPM. In 1999 he was a partner in “Mercosur Equity Fund” from Albion Alliance Capital Management. From 1995 to 1999, he worked in Citibank, where he was Corporate Finance Officer and Investment Officer. Previously he worked in PREVI where he was General Manager of Capitals Markets. He was the Regional Manager of Corporate Finance of Banco Nacional and Head Analyst of Banco do Brasil Investimentos . He was member of the Board of Directors in several companies, including Escelsa, Americel, Telet, Iven, Enersul e Net Serviços. Nominated by the shareholder VALEPAR S.A
JOSÉ HORTA MAFRA COSTA. Born on 04/18/1947, enrolled with CPF under nº 098.371.836-91, Mr. Costa has been a alternate member of the Board of Directors of CVRD since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Costa went to secondary school in Frei Orlando College in Belo Horizonte. He has been employed by CVRD since 2001, and currently holds the position of Materials Assistant I. Furthermore, he has worked in the Tratex and Andrade Gutierrez construction companies, as well as the Samitri mining company, where he was Head of Team Control and Physical Depot Control. In 1982, Mr. Costa was elected for his mandate as Officer of Trade Union of Workers in the Iron and Basic Metals Industries in Mariana, Santa Bárbara, Barão de Cocais, São Gonçalo do Rio Abaixo and Rio Piracicaba. In 1991, he was elected President of the union, a position he still holds. Nominated by the employees of CVRD.
WANDERLEI VIÇOSO FAGUNDES. Born on 05/05/1946, enrolled with the CPF under nº 043.341.757-91. Mr. Fagundes has been a alternate member of the Board of Directors since 24/09/2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Currently, Mr. Fagundes is a business consultant, a partner in CWH Consultoria Empresarial. From 1994 to 2003, he was President of SINFERBASE (the Union of the Iron Ore and Basic Metal Mining Industry). He has worked in various areas in companies in the Caemi Group, where in 1984 he assumed the position of Officer of Control of Minerações Brasileiras Reunidas S.A. (MBR), to which he later added the position of Financial Officer. In 1990 he became a officer of the Caemi Group in 1990, assuming the presidency of Caemi in 2000. He was Financial and Investor Relations Officer of Caemi from 2001 to 2003. He was a member of the Board of Directors of the companies in which Caemi holds capital, as follows: Minerações Brasileiras Reunidas S.A. (MBR), Cadam S.A., MRS Logística S.A. and Quebec Cartier Mining Co. Mr. Fagundes has a degree in Economics from the State University of Rio de Janeiro (UERJ) and an Accounting Technician’s Course from the Getúlio Vargas Foundation. He did a post-graduate course in the Business Management Program of Columbia University, USA and in the Advanced Management Program of Insead, France. Nominated by the shareholder VALEPAR S.A.
HIDEHIRO TAKAHASHI. Born on 02/03/1956, enrolled with the CPF under nº 949.725.917-49, Mr. Takahashi has a degree in Political Science and Economics from Waseda University. Mr. Takahashi has been a alternate member of Board of Directors since April 2005, with a mandate that extends to the 2007 Annual Shareholders’ Meeting. Currently, Mr. Takahashi is the Executive Vice-President of Mitsui Brasileira Importação e Exportação S.A., where he has worked in the Metallic Raw Materials and Iron Ore departments. He joined Mitsui & Co., Ltd. in 1980, where he has held position of, amongst others, General Department Manager of the Iron Ore Division. Nominated by the shareholder VALEPAR S.A.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
RITA DE CÁSSIA PAZ ANDRADE ROBLES. Born on 01/03/1967, enrolled with the CPF under nº 905.684.437-72, Ms. Robles has been a alternate member of the Board of Directors since 2005, and her mandate extends to the 2007 Annual Shareholders’ Meeting. Ms. Robles is the Manager of Benefit and Earnings Payment Administration of PREVI ( Caixa de Previdncia dos Funcionários do Banco do Brasil — Previ”. She worked in the area of Investment Planning in Previ from 1999 to 2004 as a Senior Technician. She was assigned by the Banco do Brasil to the Ministry of Economy, Finance and Planning between 1989 and 1992, when she worked in Cacex and in Planning Assistance and from 1993 to 1999, in the Ministry of Industry, Commerce and Tourism. She has a master degree in International Relations from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ). She is an Economist and has a post-graduation degree in Finance from IBMEC-RJ. Nominated by the shareholder VALEPAR S/A.
JOSÉ MAURO GUAHYBA DE ALMEIDA. Born on 03/14/1945, enrolled with the CPF under nº 022.181.357-87, Mr. Guahyba has been a alternate member of Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. In 1964, Mr. Guahyba joined Banco do Brasil S.A., and has held the positions of Chief Coordinator of International Capital Holdings, Chief of Staff of the International Vice President and Assistant Manager and Acting Manager in the Brussels Branch and General Manager of the Cinelândia Branch (RJ), and retired in 1994. He represented Banco do Brasil abroad in banks in France and Panama. He represented PREVI in the Board of Directors of the Companhia Siderúrgica Nacional (National Steel Company), as a alternate, from 1995 to 1997, in SAMITRI S.A. Mineração da Trindade, as a full member from 1995 to 2001 and in the Belgo-Mineira Steel Company, as a full member from 2001 to 2005. He has a degree in Law from the Federal University of Rio de Janeiro and an Executive MBA from Banco do Brasil in Administration through USP-SP. Nominated by the Shareholder VALEPAR S.A.
SERGIO RICARDO LOPES DE FARIAS. Born on 10/09/1964, enrolled with the CPF under nº 799.861.537-00, Mr. Farias has been a alternate member of the Board of Directors since April 2005, with a mandate that extends to the 2007 Annual Shareholders’ Meeting. Mr. Farias has been a member of the Audit Committee of PREVI (2000-2002), a member of the Audit Committee of INVEPAR (2001-2004) and a full member of the Audit Committee of VCP (2003-2004). In 1979, Mr. Farias joined Banco do Brasil S.A., as a junior trainee and has been a permanent member of the administrative staff of the Bank since 1983. Mr. Farias is the Officer of Administration and Assets of the Federation of Bank Workers of Rio de Janeiro and Espírito Santo, a member of the Deliberative Board of the National Association of Participants in Pension Funds, a member of the Council of Users of the Assistance Fund for Banco do Brasil Employees and a member of the Company Commission of Banco do Brasil Employees. He has a degree in Education from Rio de Janeiro University, a post-graduate degree in University Staff Training from Rio de Janeiro University and an MBA in Social Responsibility and the Third Sector from the Institute of Economics of UFRJ. Nominated by the shareholder VALEPAR S/A.
GERADO XAVIER SANTIAGO. Born on 02/10/1960, enrolled with the CPF under nº 603.267.947-00, Mr. Santiago has been a alternate member of the Board of Directors since April 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Santiago joined PREVI Caixa de Previdncia dos Funcionários do Banco do Brasil — Previ” in 2000, where he has held the positions of Assistant to the Executive Board, Manager of Investment Policies and, since June 2004 has been Manager of Strategic Planning. Previously he was Executive Officer of CNB/CUT and held various positions in Banco do Brasil S.A., from 1981 to 1 994. Currently, Mr. Santiago is completing a degree in Law in Estácio de Sá University. He has done a course in Corporate Governance by the IBMEC. Nominated by the shareholder VALEPAR S.A.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JOÃO MOISÉS DE OLIVEIRA. Born on 03/06/1945, enrolled with the CPF under nº 090.620.258-20, Mr. Oliveira has a degree in Economics, from the Faculty of Economics, Accounting and Actuarial Studies of the Pontifical Catholic University. Mr. Oliveira has been a alternate member of the Board of Directors of CVRD since 04/27/2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. He has already held the positions of member and alternate member of CVRD. He joined Banco Bradesco S.A. in 1962, where he has held various positions, such as Manager/Head of Department from 1982 to 1983 and Department Officer from 1992 to 2000. From 1983 to 1992 he was Officer of Bradesco Previdência e Seguros S.A. In 1984 he also assumed the position of Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where in 1985 he was nominated Chief Executive Officer, a position he held until 1992. He has been Chief Executive Officer of Bradespar S.A. and Bradesplan Participações S.A. He was a member of the Board of Directors of the following companies: COFAP (Companhia Fabricadora de Peças), Companhia Siderúrgica Belgo Mineira, Companhia Siderúrgica Nacional, Indústria Romi S.A., Metal Leve S.A. Indústria e Comércio, São Paulo Alpargatas S.A., Telecelular Sul Participações S.A. Tigre S.A. Tubos e Conexões, etc.. Nominated by the shareholder VALEPAR S.A.
ROGER AGNELLI. Born on 05/03/1959, enrolled with the CPF/MF under No. 007.372.548-07, Mr. Agnelli is an economics graduated by Armando Álvares Penteado Foundation — FAAP, São Paulo. He was elected President and Chief Executive Officer of CVRD in July 2001, with a term in office up to May 2005. Mr. Agnelli started his career with Bradesco Group, from 1981 to 2001, where he held the position of Banco Bradesco Executive Director, from 1998 to 2000. Mr. Agnelli also held the position of Bradespar S.A. Chief Executive Officer, from March 2000 to July 2001. During this period, Mr. Agnelli was Chairman of the CVRD Board of Directors, in addition to director of several companies with relevant performance in Brazil, among them Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio S.A. — LATASA, VBC Energia S.A., Brasmotor S.A., Mahle Metal Leve S.A., Rio Grande Energia S.A. and Serra da Mesa Energia S.A. He was also a Director of UGB Participações S.A. and vice-president of the National Association of Investment Banks (ANBID). Currently, Mr. Agnelli is member of the Board of Directors of Asea Brown Boveri (ABB), Duke Energy Corporation and Suzano Petroquímica S.A., as well as President of the China — Brazil Corporate Council, and recently he has accepted an invitation to become President of the International Investment Council advising the President of the Republic of South Africa. He is also President of the Economic and Social Development Council, an advisory agency to the President of the Republic.
FABIO DE OLIVEIRA BARBOSA. Born on 12/31/1960, enrolled with the CPF/MF under No. 359.558.996-34, Mr. Barbosa is an economics graduated by the Federal University of Minas Gerais, with a Master’s Degree in Economic Theory by the University of Brasília. He was elected Chief Financial Officer of CVRD in May 2002, with a term of office up to May 2005. From April 2000 to March 2002, he held the position of member of the CVRD Board of Directors. Previously, he had been Chairman of the Board of Directors of Banco do Estado de São Paulo (“BANESPA”) and also served as board member of the following companies: Banco do Brasil, Caixa Economica Federal, Companhia Siderúrgica de Tubarão and Telesp S/A. He was Secretary of the National Treasury at the Ministry of Finance, between July 1999 and April 2002, after having acted as Assistant Secretary of STN in charge of federal public debt administration from 1995 to 1999. From 1992 to 1995 he served as Adviser to the Executive Board of the World Bank, in Washington-DC, United States. From 1990 to 1992 he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was Economic Advisor and Head of the Macroeconomic Analysis Unit, at the Department of Economic and Social Planning of the Ministry of Planning. Prior to that time, Mr. Barbosa had held several positions at IPEA (Ministry of Planning), Ministry of Industry and Commerce, Paraná State Development Institute and the Ministry of Labor. Currently, Mr. Barbosa is, also, member of the Board of Directors of Amazon Iron Ore, CVRD Overseas, CVRD Finance Ltda., Rio Doce America Inc., Rio Doce Comércio Internacional ApS., Itabira Rio Doce Company Limited, Rio Doce Limited, Itabira International — Serviços e Comércio Ltda., Rio Doce International Finance Limited, Vale Overseas Limited, Rio Doce Europa S.à.r.l., and Chairman of the Board of Directors of Caemi, as well as Officer of Docepar.

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01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JOSÉ CARLOS MARTINS - Born on 02/05/1950, enrolled with the CPF/MF under No. 304.880.288-68. In April 2004, Mr. Martins was originally appointed as CVRD’s Executive Officer of the holdings, energy and business development and, in April 2005, Mr. Martins was appointed as an Executive Officer of our ferrous minerals division, with a term of office up to May 2005. Mr. Martins has over 30 years of experience in metal industry. He was an Officer and President of Aços Villares from 1986 to 1996, and Chief Managing Officer of the Steel area at Companhia Siderúrgica Nacional, from 1997 to 1999. In 1999, Mr. Martins became President of Latasa, one of the largest aluminum can producers in Latin America. Upon the purchased of Latasa by Rexam in 2003, Mr. Martins became President and Chief Executive Officer of Rexam’s South American beverage can division, Rexame Beverage Can South America. He has a B.A. degree in Economics from Pontifícia Universidade Católica de São Paulo.
GABRIEL STOLIAR. Born on 03/18/1954, enrolled with the CPF/MF under No. 402.763.927-87, Mr. Stoliar obtained a Production Engineering degree from the Federal University of Rio de Janeiro (UFRJ), a post-graduate degree in Production Engineering-industrial and transportation project area (PIT)-COPPEAD/UFRJ and an MBA/Executive-PDG/EXEC.Since October 2001, Mr.Stoliar was appointed as the Chief Planning and Control Officer of CVRD, position with term of office up to May 2005. He is also Director of Usiminas, Caemi, Companhia Siderúrgica do Tubarão and Pará Pigmentos S.A. In September 1997, Mr. Stoliar was originally elected Executive Officer of the Corporate Center and Investor Relations. In 1994, he was appointed director of BNDESPAR. In 1991, he took over the position of Superintendent of Operating Division, responsible for the areas of Mining, Metallurgy, Chemicals, Petrochemical, Pulp and Paper of BNDESPAR. In 1988, he was appointed by BNDESPAR as Manager of Operations in the Capital, Electronics and Consumer Goods. In 1982, he was promoted to Manager of BNDES for the Project Area of FINSOCIAL. In 1978, he joined BNDES as Analyst in the area of Pulp, Paper and Petrochemicals. He started his career as a business organization consultant at the Institute of Economic and Management Development of Firjan — Federation of Industries of Rio de Janeiro.
MURILO PINTO DE OLIVEIRA FERREIRA. Born on 06/22/1953, enrolled with the CPF/MF under No. 212.466.706-82, Mr. Ferreira has a Business Administration degree from Getúlio Vargas Foundation of São Paulo and Business Administration post-graduate degree from Getúlio Vargas Foundation of Rio de Janeiro, as well as taking several courses, such as Treasury Strategies at the American Management Association, in New York, and Merger and Acquisition at the IMD, in Lausanne, Switzerland. He was appointed as an Executive Officer of Holdings, Energy and Businesses Development of CVRD, in April 20, 2005, with a term of office up to May 2005. He joined Companhia Vale do Rio Doce in 1977 as Technician in Economics and Finances, a position he held up to 1979. From 1979 to 1980 he was Coordinator of the Foreign Exchange Operations and Financial Applications Sector of Caraíba Metais S.A. Indústria e Comércio. From 1980 to 1989 he worked for Albras — Alumínio Brasileiro S.A. (“Albras”) as International Finance Department Manager. He acted as consultant at CVRD, from 1990 to 1997, focused on Corporate and Financial Restructuring Projects, highlighting jobs carried out for Cia. Paulista de Ferro Ligas, Sibra Eletrosiderúrgica and Alunorte — Alumina do Norte do Brasil S.A (“Alunorte”). In 1998, he was appointed executive officer of Commerce and Finance at Vale do Rio Doce Alumínio S.A. — Aluvale, which was incorporated by CVRD in December 2003. From 2004 up to April 2005 he held the position of CVRD’s Aluminum Department Officer. Since October 2001 he is Chief Executive Officer of Albras and Alunorte, position occupied until March 2005, when he was elected Chairman of the Board of Directors. He is, still, member of the Board of Directors of Mining of Rio do Norte S.A. and Valesul Alumínio S.A.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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JOSÉ AUTO LANCASTER OLIVEIRA. Born on 03/26/1947, enrolled with the CPF under No. 312.786.717-49, Mr. Oliveira is a Geologist graduate by the Federal University of Minas Gerais and has a Ph. D degree in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno, United States of America. He was appointed as an Executive Officer of the Non-Ferrous Mineral Division in September 2004 to fulfill a term of office up to May 2005. Mr. Lancaster has a 26-year experience in managing national and international mineral projects. He was exploration manager of the Brazilian branch of British Petroleum in the period from 1985 to 1989, General Officer of Phelps Dodge do Brasil Mineração Ltda., in the period from 1995 to 1998, Chief Executive Officer of Mineração Serra do Sossego S.A., in the period from 1999 to 2002 and Mineral Development Projects Officer of CVRD, from 2002 to September 2004. Currently, Mr. Oliveira is Chairman of the Board of Directors of Cadam S.A. and Pará Pigmentos S.A., as well as member of the Board of Directors of Cordillera de Las Minas S.A. He is, also, Officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A.
GUILHERME RODOLFO LAAGER. Born on 02/13/1957, enrolled with the CPF/MF under No. 606.451.997-53, Mr. Laager was appointed as an Executive Officer of the Logistics Division in September 2001, with a term of office up to May 2005. He was Logistics, Procurement and Technology Information Director for Ambev — Companhia de Bebidas das Américas, from 1989 to August 2000. From 1982 to 1988, Mr. Laager worked for Andersen Consulting and, from 1979 to 1981, for IESA International de Engenharia S.A. Mr. Laager has a B.S. degree in civil engineering from the Federal University of Rio de Janeiro (UFRJ), and obtained an MBA from COPPEAD also form UFRJ.
CARLA GRASSO. Born on 02/03/1962, enrolled with the CPF/MF under No. 313.335.241-53, Mrs. Grasso was appointed Executive Officer of the Human Resources and Corporate Services Area of CVRD, in October 2001, with a term of office up to May 2005. Mrs. Grasso had already acted as CVRD’s personal management and IT Officer to CVRD’s Corporate Center, from December 1997 to October 2001. Before joining CVRD, Mrs. Grasso acted as secretary of the Brazilian Supplementary social security office. From January 1994 to November 1997, as advisor to the Ministry of Social Security, from December 1992 to December 1993, as deputy coordinator of fiscal policy at the Ministry of Finance, from October to December 1992; as finance advisor and coordinator of the Macroeconomics and Social areas of the Brazilian Presidency Office, from March 1990 to October 1992, as advisor to the Minister of Planning from November 1988 to March 1990; and as advisor to the Presidency of Sebrae — Serviço Brasileiro de Apoio a Pequena e Med ia Empresa, from January to November 1988. In 1997, she was appointed an Executive Officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social (FVRD). Mrs. Grasso has both a B.A. and a M.A. degree in Economics from the University of Brasília (UnB).
ANÍBAL MOREIRA DOS SANTOS. Born on 8/26/1938 and enrolled with the CPF under No. 011.204.567-87, Mr. Santos was elected as a member of the CVRD Fiscal Council in July/2005 and shall hold this position until the Shareholders’ Meeting in 2006, having occupied the position of alternate member of Fiscal Council from April to July of 2005. He holds a masters in Technical Accountancy by Fundação Getúlio Vargas Technical School. From 1962 to 1965, he held the position of Senior Auditor at Arthur Andersen. Mr. Santos has already integrated the Fiscal Council of Cadam S.A. and of Fundação Caemi of Social Security. Furthermore, he was a Member of the Board of Directors Empreendimentos Brasileiros de Mineração S.A. and of Minerações Brasileiras Reunidas S.A.. He was also Member of the Executive Office of Caemi Canadá Inc., Caemi Canadá Investments Inc., Caemi International Holdings BV, Caemi International Investments NV and CMM Overseas Ltd. He joined Caemi Group in 1965, where he held several positions.. He was nominated by the shareholder VALEPAR S.A.

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FEDERAL PUBLIC SERVICE
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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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MARCELO AMARAL MORAES. Born on 7/10/1967 and enrolled with the CPF under No. 929.390.077-72, Mr. Moraes holds a Bachelor’s Degree in Economics from the Federal University of Rio de Janeiro — FEA/UFRJ (1990) and a Master’s Degree in Business Administration from the Federal University of Rio de Janeiro — COPPEAD/UFRJ (1993). Mr. Moraes is a current member of the Fiscal Council since April/2004 and holds this office until the next Shareholders’ Meeting in 2006. He worked for several years in areas regarding mergers and capital acquisition for the Banks Bozano, Simonsen and Cindam. He was analternate member of the Boards of Directors of Companhia Vale do Rio Doce and Net Serviços Comunicação. He is currently Investment Manager for Bradespar. He was nominated by the shareholder VALEPAR S.A.
OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO. Born on 6/23/1941 and enrolled with the CPF under No. 005.065.327-04, Mr. Amorim holds a Bachelor’s Degree Industrial and Production Engineering from the Pontifical Catholic University of Rio de Janeiro. He was elected as alternate member of the CVRD Fiscal Council in July/2005 with a term of office until the next Shareholders’ Meeting to be held in 2006, having occupied the position of member of the Fiscal Council of CVRD from April/2004 to July/2005. In addition, he has held the position of Vice President of International Operations for Sul América Seguros (Insurance Company) since January/1996 and Vice President of the National Federation of Private Insurance and Capitalization Companies (FENASEG). From Janeiro/1964 to March/1975 he held the position of engineer at CVRD. From 1975 to the present date he has held several positions in the area of insurance, among which are Officer of Planning for Sul América Seguros and Executive President of Sul América Unibanco Segurador (Insurance Company), an association between Sul America and Unibanco, nominated by the shareholder VALEPAR.
MILTON LOURENÇO CABRAL. Born on 12/24/1934, enrolled with the CPF under No. 289.842.427-72 and holds a Bachelor’s Degree in Administration from the College of Economic and Administration at the Federal University of Rio de Janeiro, a Master’s Degree in Information from the College of Communication at the Federal University of Rio de Janeiro. Mr. Cabral has been a alternate member of the CVRD Fiscal Office since April/2004 and shall hold this position until the next Shareholders’ Meeting in 2006. He was also member of the Academic Orientation and Accompaniment Commission at the Federal University of Rio de Janeiro (UFRJ). He was also a Professor of Administration at UFRJ from 1977 to 2004. From 1984 to 1985 he was Administrative Officer of the Brazilian Administrators’ Association. From 1976 to 1982 he was a Board Member on the Regional Board of Administration (CRA). From 1974 to 1975 he was active at a member of theFiscal Council of Caixa de Previdência dos Funcionários do Banco do Brasil — “Previ”. From 1970 to 1971 he was Administrative Officer of the Banco do Estado da Paraíba. In 1958, Mr Cabral first worked at the Banco do Brasil S.A. and held several positions. He was nominated by the shareholder VALEPAR S.A.
JOSÉ BERNARDO DE MEDEIROS NETO. Born on 5/26/1938, enrolled with the CPF under No. 055.573.740-49, Mr. Medeiros Neto is a member of the Fiscal Council since April/2005 and shall hold this term of office until the next Shareholders’ Meeting to be held in August/2006. Mr. Medeiros Neto is a retired employee of the Banco do Brasil where he began in April 10, 1957. He was Bank’s financial statement analyst and legal advisor. He held the position of Executive Vice-President of the Rio Grand do Sul State Devlopment Bank (BADESUL) from 1975 to 1980, working in the administration and operations area. He was Chief Executive Officer of the Banrisul Financeira S.A. from 1980 to 1982. He retired from the Super RS at the Banco do Brasil as legal advisor and currently holds the position of President of the AFABB-RS (Retired Banco do Brazil Empoyees’ Association — RS) with a term of office that ends in September/2006, is President of the Previ Fiscal Council with a 4-years term of office ends in May/2006 and on the Gerdau S.A. Fiscal Council with a term of office that ends in April/2005. He was nominated by the shareholder VALEPAR S.A.

Page: 15

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JOAQUIM VIEIRA FERREIRA LEVY. Born on 17.02.1961, enrolled with CPF under nº 727.920.007-91, Mr. Levy has a degree in Naval Engineering from the Federal University of Rio de Janeiro (UFRJ). He has a master degree in Economics from the Getúlio Vargas Foundation and a doctor degree in Economics from the University of Chicago. Mr. Levy has been a member of the Fiscal Council of CVRD since 18 August 2004, with a mandate that extends to the 2006 Annual Shareholders’ Meeting. He is currently Secretary of the National Treasury. Mr. Levy began his career in 1984, in Flumar S/A — Navegação, in the Engineering Department and Operations Office. In 1990, he was professor of the masters course in the Getúlio Vargas Foundation. From 1992 to 1999, Mr. Levy worked in the International Monetary Fund. In 1999, he worked in the European Central Bank, in the Capitals Market Division. From 2000 to 2001 he was Assistant Secretary of the Economic Policy of the Ministry of Finance and from 2001 to 2002 he was head of Economic Assistance of the Ministry of Planning, Budget and Management. Elected by the holders of A preferred shares.
JOAQUIM VIEIRA FERREIRA LEVY. Born on 17.02.1961, enrolled with CPF under nº 727.920.007-91, Mr. Levy has a degree in Naval Engineering from the Federal University of Rio de Janeiro (UFRJ). He has a master degree in Economics from the Getúlio Vargas Foundation and a PhD in Economics from the University of Chicago. Mr. Levy has been a member of the Fiscal Council of CVRD since 18 August 2004, with a mandate that extends to the 2006 Annual Shareholders’ Meeting. He is currently Secretary of the National Treasury. Mr. Levy began his career in 1984, in Flumar S/A — Navegação, in the Engineering Department and Operations Office. In 1990, he was professor of the masters course in the Getúlio Vargas Foundation. From 1992 to 2000, Mr. Levy worked in the International Monetary Fund. In 1999, he worked in the European Central Bank, in the Capitals Market Division. From 2000 to 2001 he was Assistant Secretary of the Economic Policy of the Ministry of Finance and from 2001 to 2002 he was head of Economic Assistance of the Ministry of Planning, Budget and Management. Elected by the holders of A preferred shares.
TARCÍSIO JOSÉ MASSOTE DE GODOY. Born on 4/5/1964 and enrolled with the CPF under No. 316.688.601-04 and holds a Bachelor’s Degree in Civil Engineering and a Graduate Degree in Geotechnology from the University of Brasilia, Mr. Godoy was elected alternate member of the CVRD Fiscal Council on August 18, 2004, for a term of office until the next Shareholders’ Meeting to be held in 2006. Mr. Godoy is currently Assistant Secretary of the Brazilian National Treasury. He has held several positions in the federal government, particularly: General Coordinator for Assumption and Restructuring Liabilities and General Coordinator for Public Debt Administration with the Brazilian National Treasury; Assistant Secretary and General Coordinator of the Social Security and Welfare Ministry. He was Officer of the Social Security Foundation (GEAP) and Consultant for the Economic Commission for Latin American and Caribbean (CEPAL) and Century Economic Consultants. He participated in Fiscal Council as the Brazilian government’s representative in the following State companies: Sigerurgia Brasileira S/A — (SIDERBRÁS), Companhia Estadual de Gás do Estado do Rio de Janeiro (CEG/RJ), Companhia Docas do Estados do Rio de Janeiro (CDRJ), the Social Security Data Processing Company (DATAPREV), Empresa de Telecomunicatções do Rio de Janeiro (TELERJ), Banco do Brasil Investimento (BBI). He is currently a member of the Board of Directors of SERPRO, member of the Fiscal Council of Banco do Brasil — Distribuidora de Valores Mobiliários — BBDTVM, the Fiscal Council for the Federal Economists Foundation (FUNCEF). He was elected by the holders of Class A preferential shares.

Page: 16

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
FERNANDO MAROTTA. Born on 05/12/1942 and enrolled with the CPF under nº 010.955.607-00, Mr. Marotta was elected as a alternate member of the CVRD Fiscal Council in July/2005 with a term of office until the next Shareholders’ Meeting to be held in 2006. Mr. Marotta has a degree in Accounting Sciences from the Political and Economical Science Faculty of Rio de Janeiro. In 1963, he entered Arthur Andersen S/C in Rio de Janeiro, being promoted to partner on 1977. He served as partner in charge of the Office of Arthur Andersen in Salvador, between 1978 and 1988, and was responsible for the Auditing division on the office in Rio de Janeiro, between 1997 and 2002. Currently, Mr. Marotta is a member of the Board of Directors of Cimento Tupi S.A., as well as Partner-Manager of Marotta & Associados S/C Ltda. Nominated by the shareholder VALEPAR S.A.

Page: 17

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.01 — EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

		APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
1 - BASIC EVENT	2 - DATE OF THE EVENT	3 - NATURAL PERSONS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - SHAREHOLDERS’ AGREEMENTS		6 - PREFERRED SHARES WITH RIGHT TO VOTE
OGM	04/27/2005	44,739	5,643	YES ☐	NO ☑	YES ☐	NO ☑	RESTRICT ☐

7 - PREFERRED SHARES WITH RIGHT TO VOTE
PNA

8- DATE OF THE SHAREHOLDERS’ AGREEMENTS

SHARES OUTSTANDING

COMMON		PREFERRED		TOTAL
9 - QUANTITY (UNITY)	10 - PERCENTUAL	11 - QUANTITY (UNITY)	12 - PERCENTUAL	13 - QUANTITY (UNITY)	14 - PERCENTUAL
343,656,786	45.82	415,715,936	99.99	759,372,722	65.14
03.02 — SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01

1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES	11 - %	12 - SHAREHOLDING COMPOSITION	13 - SHAREHOLDERS’ AGREEMENT INTEREST	14 - CONTROLLER
01	VALEPAR	01.772.413/0001-57	Brazilian	RJ	392,147,133	52.29	—	—	392,147,133	33.64	06/30/2005	—	YES
02	CAPITAL RESEARCH AND MANAGEMENT COMPANY		American	CA	35,229,525	4.70	9,538,306	2.29	44,767,831	3.84	06/30/2005		NO
03	CAPITAL GROUP INTERNATIONAL INC.		American	CA	8,977,365	1.20	16,702,100	4.02	25,679,465	2.20	06/30/2005		NO
04	BNDES PARTICIPAÇÕES S.A	00.383.281.0001/09	Brazilian	RJ	52,189,680	6.96	3,054,645	0.73	55,244,325	4.74	06/30/2005		NO
97	TREASURY STOCK	—	—	—	14,145,510	1.89	11,803	—	14,157,313	1.22		—	NO
98	OTHERS	—	—	—	247,260,216	32.96	386,420,885	92.96	633,681,101	54.36		—	NO
99	TOTAL				749,949,429	100.00	415,727,739	100.00	1,165,677,168	100.00

Page: 18

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
01	VALEPAR	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION
0103	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	157,991,298	49.00	49,784,472	71.41	207,775,770	52.99	04/28/2005
0105	Eletron S.A.	00.514.998/0001-42	Brazilian	RJ	94,359	0.03	—	—	94,359	0.02	04/28/2005
0108	Litela Participações S.A.	05.495.546/0001-84	Brazilian	RJ	—	—	19,931,442	28.59	19,931,442	5.08	04/28/2005
0109	Mitsui & Co., Ltd.		Japanese		58,822,071	18.24	—	—	58,822,071	15.00	04/28/2005
0110	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	37,125,000	11.51	—	—	37,125,000	9.47	04/28/2005
0111	Bradespar S.A.	03.847.461/0001-92	Brazilian	SP	1,977,852	0.62	—	—	1,977,852	0.50	04/28/2005
0112	Bradesplan Participações S.A.	61.782.769/0001-01	Brazilian	SP	66,420,639	20.60	—	—	66,420,639	16.94	04/28/2005
0199	TOTAL				322,431,219	100.00	69,715,914	100.00	392,147,133	100.00

Page: 19

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0103	Litel Participações S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 20

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0105	Eletron S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 21

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0108	Litela Participações S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 22

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0109	Mitsui & Co., Ltd.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 23

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0110	BNDES Participações	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 24

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0111	Bradespar S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 25

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
0112	Bradesplan Participações S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 26

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
02	Capital Research and Management Company	04/30/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 27

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
03	Capital Group International Inc	04/30/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 28

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
04	BNDES Participações S.A.	04/30/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 29

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
04.01 — COMPOSITION OF THE SHARE CAPITAL
1 — Date of the last change: 04/27/2005

2 - ITEM	3 - SPECIFICATION	4 - NOMINATIVE	5 - FACE VALUE	6 - QUANTITY OF	7 - SUBSCRIBED	8 - PAID-UP
		STOCK OR BOOK ENTRY		SHARES (UNIT)	(R$ THOUSANDS)	(R$ THOUSANDS)
		SHARE
01	COMMON SHARES (BOOK SHARES)	BOOK ENTRY SHARE		749,949,429	9,007,032	9,007,032
02	CLASS A PREFERRED SHARES	BOOK ENTRY SHARE		415,727,739	4,992,968	4,992,968
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
				1,165,677,168	14,000,000	14,000,000

Page: 30

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
04.02 — SUBSCRIBED SHARE CAPITAL

1 - ITEM	2 - DATE	3 - SHARE CAPITAL	4 - VALUE OF	5 - ORIGIN OF	7 - NUMBER OF	8 - OUTSTANDING
		(R$ THOUSANDS)	ALTERATION (R$	ALTERATION	OUTSTANDING SHARES	SHARES' VALUE
			THOUSANDS)		(UNITS)	(REAIS)
01	04/16/2003	6,300,000	1,300,000	Revenue Reserves
02	04/28/2004	7,300,000	1,000,000	Revenue Reserves
03	04/27/2005	14,000,000	6,700,000	Revenue Reserves
04
05
06
07
08
09
10

Page: 31

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
04.03 — STOCK SPLIT

1 - DATE	2 - FACE VALUE	2 - FACE VALUE	3- QUATITY OF SHARE	4- QUATITY OF SHARE
	BEFORE STOCK SPLIT	AFTER STOCK SPLIT	BEFORE STOCK SPLIT	BEFORE STOCK SPLIT
	(Reais)	(Reais)
08/18/2004			388,559,056	1,165,677,168
04.04 — AUTHORIZED STOCK CAPITAL

1 - NUMBER (UNITS)	2 - VALUE (REAIS)	3 - DATE OF AUTHORIZATION
2,700,000,000	0	08/18/2004
04.05 — ADDRESS OF THE PRINCIPAL OFFICE

1 - ITEM	2 - SPECIFICATIION	3 - CLASS	4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
01	COMMON SHARES		900,000,000
02	PREFERRED SHARES	A	1,800,000,000

Page: 32

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
05.01 — TREASURY STOCK

1 - ITEM	2 - SPECIFICATION	3 - CLASS	4 - MEETING	5 - ACQUISITION TERM	6 - QUANTITY TO BE	7 - AMOUNT TO BE	8 - QUANTITY	9 - AMOUNT PAID (R$
					ACQUIRED (UNITS)	PAID (REAIS	ACQUIRED (UNITS)	THOUSANDS)
						THOUSANDS)
01	COMMON		10/24/2001	3 MONTHS	15,082,287	—	14,145,510	131,103
02	PREFFERED		10/24/2001	3 MONTHS	41,078,616	—	11,815	215

Page: 33

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
06.01 — DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

1 - ITEM	2 - DIVIDENDS/INTEREST	3 - EVENT	4 - DATE	5 - END OF THE FISCAL YEAR	6 - NET PROFIT OR LOSS IN THE PERIOD (R$ THOUSAND)	7 - DIVIDENDS PER SHARE (R$)	8 - TYPE OF SHARE	9 - CLASS OF SHARE	10 - AMOUNT OF THE DIVIDEND (R$ THOUSAND)	11 - PAYMENT DATE
01	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254	2.6800000000	Common		657,318	12/10/2002
02	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254	2.6800000000	Preferred	A	371,372	12/10/2002
03	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850	1.6200000000	Common		400,054	04/30/2003
04	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850	1.6200000000	Preferred	A	221,766	04/30/2003
05	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850	1.9400000000	Common		479,077	10/31/2003
06	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850	1.9400000000	Preferred	A	265,572	10/31/2003
07	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850	1.4800000000	Common		365,482	10/31/2003
08	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850	1.4800000000	Preferred	A	202,601	10/31/2003
09	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Common		205,793	04/30/2004
10	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Preferred	A	114,080	04/30/2004
11	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Common		502,466	10/29/2004
12	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Preferred	A	278,538	10/29/2004
13	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Common		269,982	10/29/2004
14	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Preferred	A	149,662	10/29/2004
15	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Common		179,988	10/29/2004
16	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Preferred	A	99,775	10/29/2004
17	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Common		816,951	04/29/2005
18	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Preferred	A	461,562	04/29/2005
19	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Common		886	04/29/2005
20	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Preferred	A	501	04/29/2005

Page: 34

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
06.03 — BYLAW DISTRIBUTION OF THE STOCK CAPITAL

1 - ITEM	2 - SHARE SPECIFICATION	3 - SHARE CLASS	4 - STOCK CAPITAL %	5- CONVERTIBLE	6- CONVERTIBLE IN	7- VOTING RIGHTS	8-TAG ALONG%	9 - PREVISION FOR CAPITAL REFUND	10 - PREMIUM	11 - FIXED DIVIDEND TYPE %	12- MINIMUM DIVIDEND TYPE %	13- R$/SHARE	14- CUMULATIVE DIVIDEND TYPE %	15- PRIORITY	16 - VALUATION BASIS	17-Observation
01	Common		64.34	No		Yes		No	No	MINIMUM	25,00		No	No	Adjusted Net Income	Tag Along as
																discloused in art.
																254-A, law
																6,404/76.
02	Preferred	A	35.66	No		Yes		No	No	MINIMUM	6,00		No	Yes	Stock Capital	As discloused
																in art. 5º
																paragraph 5º letter
																a), to a minimum 3%
																of the stockholders
																equity or 6% over
																interest of this
																class of share
06.04 — BYLAW ALTERATION

1 - DATE OF THE LAST CHANGE	2 - COMPULSORY DIVIDEND (% PROFIT)
07/19/2005	0.00

Page: 35

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
07.01 — TOTAL REMUNERATION OF THE ADMINISTRATORS

1 - PROFIT SHARING	2 - OVERALL ADMINSTRATOR REMUNERATION	3 - FREQUENCY
NO	R$53,000 thousand	Annual
07.02- PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS
1- DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 12/31/2004

2- DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2003

3- DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2002

4 - ITEM	5 - PARTICIPATIONS AND CONTRIBUTIONS	6 - AMOUNT PAID ON 12/31/2003	7 - AMOUNT PAID ON 12/31/2001	8 - AMOUNT PAID ON 12/31/2000
01	Profit Sharing
02	* Debenture Holders
03	* Employees
04	* Administrators
05	* Founders' Shares
06	Contributions
07	* Assistance Fund
08	* Pension Fund	138,000	178,000	104,000
09	* Others
10	Net Profit in The Fiscal Year	6,459,519	4,508,850	2,043,254
11	Net Loss in The Fiscal Year
* OSM: Ordinary Shareholders Meeting
BDM: Board of Directors Meeting

Page: 36

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
07.03 — INVESTIMENTS IN AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF THE AFFILIATED	3 - CNPJ (CORPORATE TAXPAYER NUMBER)	4 - TYPE	5 - PARTICIPATION %	6 - STOCKHOLDERS EQUITY	7 - COMPANY RATING
01	Itabira Rio Doce Company LTDA.	—	Subsidiary Closed Capital	100.00	35.29	Trade, Industry and Others
02	Rio Doce Europa S. A. R. L.	—	Subsidiary Closed Capital	99.80	23.82	Trade, Industry and Others

Page: 37

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	01
02 - ISSUE SERIAL NUMBER	05
03 - CVM REGISTRATION NUMBER	SEP/GER/DEB-91/022
04 - CVM REGISTRATION DATE	07/26/1991
05 - ISSUED SERIES	1A
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/01/1991 - 07/01/2006
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	USD+3%
12 - PREMIUM/DISCOUNT	—
13 - FACE VALUE (Reais)	79.98
14 - AMOUNT ISSUED (Thousand Reais)	79.980
15 - NUMBER OF SECURITIES ISSUED	1,000
16 - OUTSTANDING (UNIT)	3
17 - IN TREASURY (UNIT)	997
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	07/01/2003
22 - DATE OF THE NEXT EVENT	01/01/2006

Page: 38

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	02
02 - ISSUE SERIAL NUMBER	06
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2002/04
04 - CVM REGISTRATION DATE	10/04/2002
05 - ISSUED SERIES	UM
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/08/1997
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	—
12 - PREMIUM/DISCOUNT 13 - FACE VALUE (Reais)	0.01
14 - AMOUNT ISSUED (Thousand Reais)	3,885,590
15 - NUMBER OF SECURITIES ISSUED	388,559,056
16 - OUTSTANDING (UNIT)	388,559,056
17 - IN TREASURY (UNIT)	—
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	09/30/2005

Page: 39

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
The Company was founded by the Brazilian Government in June 1942 to own and operate iron ore mines located at Itabira in the State of Minas Gerais and the Vitória-Minas Railroad, which had operated to carry iron ore and farm produce through the Rio Doce valley in southern Brazil to the Port of Vitória, located in state of Espírito Santo.
The Company was established pursuant to commitments from the United Kingdom to contribute the Itabira iron ore mines and from the United States to provide financing for the acquisition of railroad and mining equipment.
The initial purpose of the Company was to organize the production and export of iron ore through the Company’s Southern System to help meet strategic raw material needs during World War II.
In 1970, the Company and United States Steel Corporation commenced a joint venture to develop high quality iron ore mineral deposits located at Carajás in the State of Pará in northern Brazil.
After acquiring U.S. Steel’s interests in 1977, the Company commenced construction of the Carajás mining complex and the related Carajás Railroad with financing from various multilateral and commercial financial institutions, including the World Bank and the European Coal and Steel Community.
The Carajás mining complex and related transportation facilities initiated commercial scale operations in 1987.
On May 6, 1997 through an auction at the Rio de Janeiro Stock Exchange, the Brazilian Government privatized Companhia Vale do Rio Doce. The “Consórcio Brasil (VALEPAR)” bought 104,318,070 common shares of CVRD, equal to 41.73% of the voting capital, for R$ 3,338,178,240.00.
Starting from two mine-railway-port systems in separate regions of the country, CVRD today is a conglomerate involved in extracting and processing natural resources and in transportation, including the operation of railroads and ports along with coastal and trans-oceanic shipping. It participates in a group of companies in the steelmaking and ferroalloy sectors and also is present in other important areas of the Brazilian economy, such as aluminum, copper. Spread over ten Brazilian states, in 1997 it constituted a new company in the energy segment. CVRD decided to operate in the general cargo market with the same efficiency it does in handling the iron ore it exports. In 1999 it was set up a specific department for logistics to administer its maritime terminals together with the railroads it owns outright and in partnerships, thus boosting the reliability and efficiency of transporting various cargoes: containers, solid and liquid bulk products, and general cargo. The goal is to expand CVRD’s presence in the sector by offering fully integrated logistics services.
The broad scope of CVRD’s activities plays a hugely important role in Brazil’s progress. For this reason, the Company’s growth and development, besides justifying the pride of its employees, partners and shareholders, reflects the ability of Brazilians to manage a business that today is a synonym for efficiency and competitiveness the world over.
In touch with its times and aware of its responsibilities, CVRD published its first Social Report along with its 1999 Financial Statements. Through the Fundação Vale do Rio Doce (FVRD), the Company directs its efforts in education and in the areas of environmental preservation, health, infrastructure and economic development, working to improve the lives of all those living in the regions under its influence.
The year 2000 represented a milestone in the life of Companhia Vale do Rio Doce, with the launch of ADRs on the New York Stock Exchange. Such a complex range of businesses — from mining ore to trading Company shares on skittish capital markets — is only feasible with modern and innovative management. Backed up by dedicated, highly motivated employees, Company management has been more transparent, dynamic and, most importantly, more focused and efficient.

Page: 40

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
The third and final stage of the Company’s privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the National Economic Development Bank — BNDES. The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries — Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) — and 792,443 individual shareholders in Brazil. CVRD’s common shares began trading on the NYSE on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.
The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD’s future. The soundness of the Company’s balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long-term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.
In the course of its history, CVRD has expanded activities first started in the Southeast of Brazil to all of the country’s regions. The company has a broad portfolio of mineral products and has consolidated itself as one of the most important players in the logistics sector. It runs an extensive network of railroads, ports and terminals. It also operates coastal shipping routes and offers the most complete intermodal service to be found on the Brazilian market. CVRD maintains operations in 13 Brazilian states: Minas Gerais, Espírito Santo, Pará, Maranhão, Tocantins, Sergipe, Bahia, Rio de Janeiro, São Paulo, Goiás, Mato Grosso do Sul, Rio Grande do Sul and Santa Catarina.
Companhia Vale do Rio Doce ranks as the world leader of the iron ore and pellets market. It is already the second largest global producer of manganese and ferroalloys in addition to producing bauxite, potash, kaolin, aluminum and alumina. It is a shareholder in 3 hydroelectric plants already in operation, and in 6 other plants under construction. CVRD also holds shares in 4 steel production companies.In business venture, CVRD always focuses on acting in a socially responsible manner which is why all high-technology projects being developed are outstanding examples of total concern for ecosystems and are noted for being in harmony with the environment.
Companhia Vale do Rio Doce performs on a global scale with activities on 4 continents (the Americas, Europe, Africa and Asia). The company does business in the following countries: United States, Peru, Chile, Argentina, Belgium, France, Norway, China, Japan, Bahrain, Gabon and Mongolia. Its mineral products are transformed into diverse products that are part of the daily lives of millions of people around the world. CVRD has an efficient system of Corporate Governance, which allows the company to focus its business activities and implement its innovative strategic planning. The objective behind this is to move into the select group of the world’s top 3 diversified mining companies by the end of this decade. CVRD is also working hard to become the leader in the logistics sector in Latin America.
In 2004, the public acknowledged CVRD and its executives for its many great achievements, for its activities and by the adoption of the best practices of corporate governance:
Best Metals & Mining Company of Latin America 2004
Categories Investor Relations, Corporate Governance and CFO – Conferred by Reuters Institutional Investor Survey

Page: 41

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY

Leader in the Global Basic Materials Industry
Category: Shareholder Confidence. Conferred by the BWI Journal 1Q04, Brendan Wood International.

Selo Animec (Animec Seal) – 2003
Awarded by the National Association of Capital Market Investors – Animec.

Empresa do Ano do Setor Mineral (Mineral Sector Company of the Year)
Award offered in the mining area instituted by the Mineral Brazil Magazine.

Medalha Tiradentes e Diploma Legal (Tiradentes Medal and Legal Diploma)
Awarded to CVRD, conferred by the Legislative Assembly of the State of Rio de Janeiro.

Melhor Companhia Aberta (Best Corporation) – 2003
Award conferred by the Capital Market Association of Investment Analysts and Professionals – Apimec.

Destaque Companhias Abertas (Outstanding Corporation Award) – 2003
First place in ranking of best performance in the Capital Market in 2003. Conferred by the Agência Estado and by the Economática Consultancy.

New York Festival
Silver Trophy for the case – “O Nosso Brasil que Vale” campaign in the Public Relations Category promoted by the “Awards for Advertising and Marketing Effectiveness – AME.”

Medalha do Mérito do Barão de Eschwege (The Baron of Eschwege Medal for Merit)
Award conferred to Roger Agnelli, CVRD CEO, by the State Government of Minas Gerais, offered to the citizen most outstanding in the mineral-metal sector.

Ferroviário do Ano (Railroad of the Year Award)
Conferred to the CVRD CEO, Roger Agnelli, by the Railroad Magazine.

Executivo de Valor do setor de Mineração (Most Valuable Executive in the Mining Sector)
Prize conferred to Roger Agnelli, CVRD CEO, by the Valor Econômico newspaper.

Mérito Industrial 2004 (Industrial Merit Award for 2004)
Title awarded to Roger Agnelli, CVRD CEO, by the Federation of Industries of the State of Minas Gerais – FIEMG.

Other Awards

Prêmio FGV de Excelência Empresarial (The FGV Award for Business Excellence)
Granted to CVRD in 2004 by the Getulio Vargas Foundation – FGV.

Page: 42

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY

500 Maiores Sociedades Anônimas do Brasil (500 Biggest Corporations of Brazil)
CVRD ranks number 3, according to the Getulio Vargas Foundation – FGV.

Prêmio A Mais Admirada no Brasil
(The Admiration Award for 2004)
Carta Capital and InterScience awarded CVRD this trophy for being elected the Most Admired Company in Brazil in 2004 in the Mining Sector.

Prêmio DCI – Empresas do Ano
(DCI Award – Companies of the Year)
CVRD received the DCI Award for Best Company in the Mining Sector, awarded by “São Paulo Journal of Industries, Services and Commerce.”

Prêmio Aberje (Aberje Awards)
CVRD won two National Awards for Best Integrated Communication and Best Relations with the Community granted by the Brazilian Association of Business Communication – Aberje.

Prêmio Findes/Consuma
(Findes/Consuma Award)
The CVRD Botanical Park won first place in the Environmental Education Category, an award granted by the Federation of Industries of the State of Espírito Santo and by the Supreme Board for Environmental Affairs.

Prêmio Ecologia 2004 (Ecology Award for 2004)
CVRD employees, Paulo Antônio de Souza Jr., Luiz Ribeiro Ignácio and Austregésilo Ferreira Guimarães were awarded prizes in the Research Category, granted by the Secretary of the Environment of the State of Espírito Santo.

Prêmio Destaque de Comércio Exterior 2004
(Outstanding Overseas Commerce Award – 2004) Granted by the International Commerce Association of Brazil in the Logistics Category.

Prêmio Volvo / Tecnologística de Logística
(Volvo Technologistic Award)
CVRD was voted, for the third year running time, among the top ten logistics companies in Brazil, based on a survey held by the Coppead Institute.

Prêmio Instituto IMAM (IMAM Institute Award)
Best Logistics Operator trophy, granted by the Manoel Novaes Institute for the development of the São Francisco Basin.

Page: 43

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY

Prêmio Revista Ferroviária
(Railroad Magazine Award)
Best National Intermodal Operator granted by this publication.

Prêmios CNI / Pará e Maranhão
(CNI Awards for Pará and Maranhão)
CVRD was the winner in the Quality and Productivity Categories – Productive Process Improvements and Ecology, Conservation of Production Raw Materials.

A Primeira Entre as Maiores
(First Among the Largest Companies Award)
For the fourth year running, CVRD was awarded the ranking of Best Brazilian Company in the Mining Sector, by the Miguel Calmon Institute Foundation in the state of Bahia.

Prêmio Notáveis – 2003
Granted by the Jornal do Commercio.

Page: 44

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Research: Development
Committed to sustainable development, CVRD is making investments in order to expand business activities in Brazil and the world. CVRD believes in the conscious and efficient use of natural resources always acting with great respect for the environment and contributing to the quality of life of the communities located in the areas near company operations.
Research and Development
Companhia Vale do Rio Doce manages a wide reaching mineral research program in Brazil and in countries located on three different continents. The objective is to seek out new high quality opportunities that are in line with CVRD core businesses and increase global competitiveness. The research and development program is an important tool of CVRD’s geographical diversification strategy to insure future supplies of minerals contributing to sustained corporate growth.
The groundwork for the implementation and operation of mineral projects in Brazil and abroad, with high returns for shareholders, are created by the CDM -The Mineral Development Center, located close to Belo Horizonte in Minas Gerais. This nucleus of geologic and technological research was the first group of its kind anywhere in the world to receive ISO 14001 environmental certification. CDM activities start with mineral prospecting campaigns and finish with pre-feasibility studies in which its competencies are based on the control of CVRD mineral rights, mineral exploration, definition of resources and reserves, mining plans, definition of the ore process route and conceptual engineering studies. The Center maintains complete laboratory facilities and formulates the best technological solutions to best exploit the various ore deposits at CVRD.
In 2004, with the objective of identifying and evaluating new mineral deposits, CVRD developed geological studies in South America (Brazil, Chile, Peru, and Argentina), in Africa (Gabon, Angola and Mozambique) and in Asia (Mongolia). The Company invested US$ 184 million in mineral research and development projects, the largest budget of any Brazilian company, representing an increase of 86% in comparison with 2003.
The investments were mainly channeled into projects focused on copper, nickel, kaolin, coal and bauxite resources. A significant amount was also spent on developing research programs for manganese, diamonds, gold and platinum group metals. In the nickel area, important work was done in intensive prospecting surveys and the purchase of mining rights located in São João do Piauí in the northeast of Brazil. Prospecting campaigns and technological research done on kaolin and bauxite in the west of the state of Pará, has produced excellent results justifying the expansion of these business areas.
In 2004, CVRD won various international tenders for start-up in 2005, for the prospecting, evaluation and extraction of the Pitinga bauxite deposit in Amazonas, a potash deposit in the Neuquén Province in Argentina, a phosphate deposit located at Bayóvar, in Peru and a coal reserve in Moatize, in Mozambique, the largest unexplored carboniferous province in the world.
Besides the work done in research and development, the investments at CVRD were earmarked for the development and improvement of iron ore processing routes and engineering studies at the new mineral deposits sites. These research campaigns contribute to the viability of future mineral mining activities and are carried out in conjunction with companies, universities and research institutions in Brazil and abroad.
In 2005, the strategic CVRD mineral prospecting program will be reinforced with investment of US$ 375 million to be allocated to research projects involving copper, nickel, kaolin, bauxite, manganese, diamonds, gold, platinum metals as well as limestone, potash and coal.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Ferrous Minerals
Iron Ore and Pellets
In 2004, Companhia Vale do Rio Doce signed some 65 sales contracts with important customers in the Americas, Europe and Asia, for the sale of iron ore and pellets – a volume of nearly 1.1 billion tons – with an weighted average delivery date of 10 years. The shipments generated by these new contracts support the investments made in expanding CVRD’s production capacity.
Sales of iron ore and pellets in 2004, totaled 231.5 million tons. This constitutes a new sales record, exceeding by 23.9%, the sales made in 2003 – 186.8 million tons. This allowed CVRD to maintain its leadership in the seaborne trade market, with 32.1 % of the total volume of iron ore and pellets sold in 2004.
The consolidated revenue from iron ore and pellet sales in 2004 totaled R$ 15.549 billion (in 2003 – R$ 11.089 billion). This result is a consequence of the operational records achieved by CVRD in 2004, namely: iron ore production – 98.8 million tons in the Southern System (92.8 mt in 2003) and 69.4 million tons in the Northern System (58.9 mt in 2003) and pellet production of 35.3 million tons (31.2 mt in 2003). On December 24, the Tubarão Pelletizing Complex, in Espírito Santo, reached an historic production mark – 500 million tons of pellets produced since the beginning of its operations, when the first plant opened in 1969.
In the first semester of 2004, the third pier – PIER III – went into operation at the Ponta da Madeira Maritime Terminal located in São Luís, thus increasing annual general cargo and ore shipping capacity to 74 million tons. This Project made the product flow from the Northern System viable, a production capacity of 70 million tons per year of iron ore at Carajás. Other projects such as the installation of a third railcar dumper unit, purchase of an additional specialized fork lift unit at the Ponta da Madeira Terminal and expansion of the production capacity of the processing plant in Carajás have all been finalized. Another important event at CVRD was the celebration of a contract with Belgo-Mineira Steel Company to lease the Andrade Mine in Minas Gerais, 80 kms from Itabira, for the next 40 years. Furthermore, in 2004 CVRD stopped operations at the Capanema Mine having reached exhaustion in 2003.
During 2004, the Company registered various monthly operational records at its production units: production – 571 thousand tons of pellets at the Northern Plant 1, in May ; production – 408 thousand tons of pellets at the Fábrica Plant, in July; production – 9.1 million tons of iron ore in the Southern System, in August; shipment – 5.9 million tons of iron ore and pellets from the Ponta da Madeira Maritime Terminal, in August; shipment – 7.3 million tons of iron ore and pellets from the Tubarão Port in Espírito Santo, in November; shipment – 1,8 million tons iron ore from Sepetiba Port in Rio de Janeiro, in November; production – 2.3 million tons of pellets from Tubarão and 6.9 million tons of iron ore from the Northern System in December.
World production of iron ore also reached a new record in 2004: 1.2 billion tons, 5.5% greater than 2003. Imports by China were the main factor behind the growth in seaborne demand. Chinese consumption continues to exceed market forecasts and is expected to rise even further. Since 2003, China has been the world’s number one importer of iron ore followed by Japan. In 2004, the seaborne market volume, according to estimates made by CVRD, reached 602 million tons. In the Brazilian market, the demand for iron ore was 8% higher than the volume shipped in 2003, amounted to 52.5 million tons.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
In 2004, to identify improvement opportunities and propose an integrated program of initiatives capable of elevating the level of operational performance at the ferrous mineral production units, CVRD began an ambitious program called Teor – Transforming Operational Excellence into Results. This endeavor is divided into six main work fronts – mine, processing, pellet production, port, investment management and integrated management. The Program was implanted at five different locations chosen to serve as references: the processing and pellet plant located at Fábrica in Congonhas in Minas Gerais, the processing plant at Conceição in Itabira also in the state of Minas Gerais and at the Ponta da Madeira Maritime Terminal at São Luís in Maranhão. In 2005, the Teor project will be implanted in the remaining units and also interface with the Logistics Area as well as at some of the subsidiaries and affiliates in the CVRD Group.
Manganese and Ferroalloys
Development of CVRD activities in the manganese and ferroalloys business area is proceeding in accordance with the strategy of adding value to shareholders equity. In 2004, 2.73 million tons of manganese ore was produced in CVRD mines. Sales reached 999 thousand tons registering an increase of 12.9 % in relation to the previous year. The difference in production was consumed at CVRD ferroalloy plants where 570 thousand tons of alloys were produced. Of this total, 542 thousand tons were sold. The consolidated gross revenue from the sales of manganese ore and ferroalloys totaled R$ 2.084 billion, nearly 89.8% higher than the previous year.
In 2004 the manganese ore ferroalloy market showed exceptional activity because of being tightly linked to the production of steel. The fast expanding consumption in China and the recovery of the global steelmaking industry, combined with the shut down of ferroalloy plants in Europe, added to the temporary interruption of plants in China and the USA, all served to lever up manganese ferroalloy prices between double and triple the historical price averages. The trend of high prices, also observed in other mineral commodities, has raised the costs of production.
The Manganese and Ferroalloys Area at CVRD operates in synergy with the iron ore and pellet area whose gains are shared with customers. In 2004, the Company emphasized its commitment to supplying the demand for products and services by customers, implementing various successful long-term contracts with major steelmakers in Brazil, Europe and the United States. At the same, CVRD strengthened its sales staff in the United States, Latin America, Europe and Asia. Today, CVRD owns four companies producing ferroalloys, namely: Rio Doce Manganês – RDM, made up of manganese mines and five ferroalloy plants; Urucum Mineração (Brazil), consisting of iron ore and manganese mines and one ferroalloy plant; Rio Doce Manganèse Europe – RDME, a ferroalloy producer located in Dunkirk, France and finally Rio Doce Manganese Norway – RDMN, a ferroalloy producer in Mo i Rana, Norway.
Some investment projects of great importance to the development of the manganese business have already been implemented or are presently underway. Production at the Mina do Azul will be increased by 500 thousand tons reaching a total annual production capacity of 2.5 million tons by the end of 2005. For the purpose of improving both environmental conditions and productivity CVRD is investing in the construction of a manganese ore sinter plant located at Simões Filho, in the state of Bahia.
At the same time, in 2004, CVRD developed a cored wire business, a thin tube filled with ferroalloys that allows for more efficient addition to the steel making process. The Company acquired two new wire machines and started production at RDME. Another new cored wire unit is being installed in Brazil at the São João Del Rei plant. Besides these initiatives, improvement projects destined for the production units in Minas Gerais as well as technology upgrades, are part of the menu of projects earmarked for the Manganese and Ferroalloys Area in 2005.

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Non-ferrous Minerals
Copper
In the first semester of 2004, the integrated operations were begun at the Sossego Copper Complex, in Canaã dos Carajás, in the state of Pará. On July the second, the official inauguration of the Project was conducted by President Luiz Inácio Lula da Silva. The Sossego project marks the beginning of copper exploitation by CVRD. The entire project was conceived and developed based on the concept of regional sustained development. Even before its official implantation, the Company emphasized the utilization of local resources and the contracting of regional labor that underwent an extensive in-company training program. At the same time, CVRD prioritized investments in improvements to the local infrastructure at Canaã dos Carajás that by 2004 totaled R$ 119.8 million.
For 2005, a total of investments is forecasted at more than R$ 16.2 million in social projects. Worth mentioning is the celebration of various agreements for the formation and development of specialized local labor and the graduation of the second class of copper apprentices totaling 93 trainees.
By the end of the year 2004, a total of 28 million tons of ore was processed, producing 6 million tons of sulphide mineral containing a 1.31% copper content. The useful life of the present mine is estimated at 17 years. In its first year of production, the plant obtained a metal recovery level of 92%.
The first shipment of copper concentrate was embarked on June 3 at São Luís, in Maranhão. Sales totaled 269 thousand tons from the Sossego Mine. Of this total, 252 thousand tons went to the export market and 17 thousand tons to Brazilian customers. These operations generated a gross income of R$ 592 million.
The demand for refined copper in 2004 represented the largest annual growth rate recorded over the last 28 years mainly due to demand from buyers in China and the United States. China, the largest consumer in the world, continued to show two-digit growth rates in spite of measures taken to slow down economic growth. The supply of metal on the other hand did not accompany the demand in the same period and copper ended the year with an enormous supply deficit. Existing stockpiles fell to critical levels. The limitation in copper supply was initially provoked by a shortage of copper concentrates up to the second quarter of 2004. While the supply of raw material was normalized, the production capacity of the smelters however showed to be insufficient to cover the accumulated demand.
In reference to the copper concentrate market, the product commercialized by CVRD, in the first half of 2004 demonstrated a strong deficit. The opposite situation was observed in the second semester of the same year. The shortage of concentrate between the end of 2003 and the beginning of 2004 was the result of a series of events in the industry such as mine accidents, operational problems and labor union strikes. These events, occurring at the same time as the recovery in global demand, pushed down treatment rates and refining charges (TC/RC) to their lowest level ever.
The second semester of 2004 witnessed a sharp increase in the global supply of copper concentrate, with the return of the production volumes to their normal levels due to some production expansion projects, plant restarts and the beginning of new mine operations. The programmed maintenance stoppages at some mines in the first semester, besides the operational problems and the delays in the expansion projects at the smelters and Indian refineries did not allow the absorption of the additional supply, creating a surplus of concentrate, resulting in an increase in TC/RC charges.

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Also in 2004, CVRD concluded the elaboration and updating of the Sossego Complex Master Plan and the 118 Copper Project that is earmarked to be the next major copper venture to enter into operation at CVRD with a forecasted mine life of 11 years. During the year 2004, important synergies were incorporated between these two projects, such as the sharing of trained personnel, the operation control center, processing plant and the power transmission line feeding the projects. Among the synergies, special mention should be made of the utilization of 15 million tons of oxide ores from the Sossego operation, bearing a relatively high copper content. This material will be used in the future ore processing plant. These minerals were generated naturally during the decapping work done to expose the ore body. On November 20, the public audience for the 118 Project, was held resulting in the validation by IBAMA, in Canaã dos Carajás. The first stages of implantation of the 118 Project should begin by mid 2005, subject to approval by the CVRD Administrative Board.
Potash
The Taquari-Vassouras Mine in Sergipe, is undergoing expansion work to increase production capacity from 600 to 850 thousand tons of potash per year. In 2004, 90% of the work was completed as part of the total investment package of nearly 78 million dollars. Production in 2004 reached 638 thousand tons, slightly less than the 658 thousand tons produced by CVRD in 2003. The reduction in volume resulted from the temporary programmed stoppage of extraction work in July in order to modify the operational procedure of the Mariettas – continuous ore extraction units – and other adjustments to the operation process. The main factor affecting the reduction in sales, 630 thousand tons (2004) as opposed to the 674 thousand tons in 2003, was the decreased production of lump potash as a consequence of the factors mentioned above.
The gross income derived from 2004 potash sales amounted to R$ 362 million, compared to the 2003 result of R$ 289 million, due to the fact that the average price practiced in the market was significantly higher than in the previous year, inspite of the smaller tonnage actually commercialized.
Kaolin
The Pará Pigmentos S.A. – PPSA sales volumes in 2004 totaled 463 thousand tons, 9.5 % above the 423 thousand tons sold in 2003. Production recorded a total of 460 thousand tons, an increase of 8.8% over the 423 thousand tons recorded in the previous year. Cadam S.A., sold 744 thousand tons of kaolin in 2004 and produced 750 thousand tons, 5.5 % more than the 711 thousand tons in 2003, primarily based on the products, Premium and SB that grew 9.4%. Commercial performance was indeed positive aided by the recovery of the European paper industry and strong sales made to Japan and the Brazilian market.
As a part of the long-term strategic plan to accelerate the PPSA sales growth, the construction of a storage tank unit in the state of Maine (USA) was initiated in October. This logistics strategy will allow the company to start the introduction of its products into the local market in the second semester of 2005. 2004 also saw the transfer of shareholder control from Pará Pigmentos (on December 22) to Caemi Mineração e Metalurgia S.A.
Nickel
The Vermelho Pará Nickel Project Feasibility Study*, should be completed in 2005. In 2004 the workable ore deposit was calculated in its definitive values. The geological evaluation confirmed volumes and nickel content, raising the fraction of measured resources at the deposit to 78% of the total. Parallel to these studies, CVRD finalized the Environmental Impact Study – Report on Ecosystem Impact – EIA-RIMA. The document was presented to the SECTAM, the state environmental body. The project will be submitted to technical audits for issuance of final approval and implantation within the first half of 2005.

*	The project is subject to approval by the CVRD Administrative Board.

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Logistics
2004 constituted an important milestone in the logistics business area. Gross Revenue totaled R$ 3.025 billion and a 42% growth rate over 2003, consolidating CVRD as the number one logistics services provider in Brazil. Because of the R$ 3.1 billion in investments in infrastructure made in the period 2001-2004, by the Company, CVRD has become the largest private investor in transportation infrastructure in the country.
CVRD is responsible for 16% of all freight transportation in Brazil, 65% of all solid bulk cargo shipments at ports and nearly 39% of the national export trade volume by weight, serving more than 1,600 customers from various market segments. Through the expansion of its infrastructure, CVRD is contributing to the broadening of Brazil’s agricultural frontiers, increasing the competitivity of Brazilian products in international markets. CVRD has done even more, bringing sustainable economic development to the interior of the country, shortening distances to consumer markets and creating new export corridors.
In 2004, the volume of cargo transported by CVRD’s railroads – Estrada de Ferro Vitória a Minas – EFVM, Estrada de Ferro dos Carajás – EFC and the Ferrovias Centro-Atlântica – FCA, totaled 28.7 billion net ton kilometer — ntk, in comparison to the 26.3 billion handled in 2003, thus showing an increase of 9.1%. Mention must also be made of the substantial average growth rate from 2001 to 2004, 11% per year in third-party freight contracts, four times higher than the Brazilian GDP in the same period.
The main highlight in the relative participation of market segments, as a percentage of general freight, is the agricultural area that expanded to 26% in 2004, from 23.6% in the previous year.
The CVRD Logistic area is directly connected to the good performance of the Brazilian agro-export business that was responsible for handling 16% of all soybean sales shipped overseas in 2004, as opposed to the 14%, in 2003 registering a 21% increase in the total cargo moved by the Company. More than 5 million tons of soy beans and derivatives are handled per year. This is why the Company is investing in the expansion of the two main export corridors (the Vitória Corridor and the Central North Corridor) in the country, crucial to the exportation of grains and cereals.
In the agricultural sector, the following events are worthy of special mention: the inauguration of two new storage silos in São Luís, in the state of Maranhão, raising the warehousing capacity by 58%; inauguration of a new 64 thousand ton capacity silo at Turbarão Port, in Espírito Santo, to handle part of the 2004/2005 export harvests.
The Intermodal segment services the food, beverage, automobile, household appliance and cleaning and personal hygiene products. The start up of the Trem Expresso Rail Service and the restoration of the coastal shipping routes have been important for the expansion of Intermodal services, combining with rail transportation and the receiving and dispatch of road transport for container cargo. In 2004, a 46% increase was recorded in the customer portfolio. Among the noteworthy events in 2004: the storage and handling of export cotton from the Midwest Region at the Dry Port – Porto Seco do Cerrado – located in Uberlandia, in Minas Gerais; Inauguration of the TERCAM – Camaçari Multimodal Terminal, to serve Trem Expresso and FCA Railroad customers, in various segments; 49% growth of coastal navigation container movement and 23% increase of traffic at the Vila Velha Terminal. For the customers in Minas Gerais, CVRD initiated a complete operation integrating road, rail, port and coastal navigation services, connecting Minas Gerais to Mercosur.

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In the fuel and chemical products segment, some operations deserve mention such as the increase in transportation of plastic resins from the Petro-Chemical Complex, in Camaçari, Bahia to Campinas in the state of São Paulo and the development of a contract for the coastal shipping of 60 thousand tons of raw materials for an important customer in the petro-chemical segment. Aligned with the strategy of offering services with greater added value, other highlights include: the start-up of a logistics management contract celebrated with Ipiranga Petroquimica in Triunfo, Rio Grande do Sul and inauguration of a fuel terminal in Montes Claros, in Minas Gerais, with a forecast for handling 20 thousand cubic meters of diesel oil, gasoline and alcohol, on a monthly basis.
In the construction and forestry products segment, CVRD celebrated partnerships for the implantation of the largest granite shipping terminal in the state. The objective is to develop the full potential for shipping granite, from the north of the state of Espírito Santo, the largest granite producing area in Brazil. In the forestry products area, a 10% increase was recorded in 2004 in cellulose and timber transportation.
The internal logistics division backs up CVRD projects not related to the iron ore expansion projects. Highlights in 2004 include: a 43% increase in manganese ore transportation in the Northern System and logistic management of the pellet and manganese segments; handling and transportation of 260 thousand tons of copper concentrate from the Sossego Copper Mine, in the state of Pará.
Railroads
The volume of general cargo transported by the Vitória a Minas Railroad – EFVM, the Carajás Railroad – EFC and the Centro-Atlântica Railroad – FCA, totaled 28.7 billion ntk in comparison with 26.3 billion in 2003, representing an increase of 9.1%. The EFVM carried 13.5 billion ntk, an increase of 6% over 2003. The FCA carried 10.5 billion ntk recording an increase of 5.3% over the previous period and the EFC – 4.7 billion ntk – in 2004, 32.6% higher then the previous year. The main projects developed in 2004, were dedicated to improving infrastructure, recovery and expansion of the railcar fleet and power locomotives and finally, improving logistic management processes at CVRD.
Ports
The port terminals controlled by CVRD, are crucial to increasing the competitiveness of Brazilian products in international markets. Modern, well equipped and strategically located, CVRD ports are certified by international norms and standards for management and safety practices, essential to foreign trade. In 2004, the ports handled 28.7 million tons of general cargo, in line with the performance of 2003.
The Ponta da Madeira Maritime Terminal in São Luís, Maranhão, shipped out a record 65.4 million tons, 12% higher than the 56.9 million in 2003. During 2004, 60 million tons of iron ore and pellets, 1.9 million tons of manganese and 3.4 million tons of pig iron and soy products were handled by the terminal, located in the capital of Maranhão.
In the state of Espírito Santo, the Turbarão Port Complex, made up of the Tubarão Port and the Praia Mole Terminal and the Diverse Products and Liquid Bulk Products Terminal, embarked 101 million tons in 2004, a volume 9.3% superior to the 92.3 million shipped in 2003. Iron ore and pellet shipments amounted to 78.5 million tons, 8.1% more than the previous year. Various other shipments increased 13.8%, reaching 21.1 million tons in 2004.
The Vila Velha Terminal – TVV, located at the Port of Capuaba, handled 2.9 million tons of diversified products in 2004, an increase of 17.5% in comparison with the previous year.

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Shipping
In 2004 Docenave generated revenues of R$ 450 million, in comparison with the R$ 332 million recorded in 2003, an increase of 36%. Transportation included 6.7 million tons of bulk cargos and 98,687 TEU (20 – foot containers) in coastal shipping services, a volume 49.8% higher than in 2003. Port support services provided in the ports operated by CVRD, generated revenues of R$ 68.8 million, an increase of 7.5% over the previous years’ total.
New Markets: Global Action
Present in 18 countries and five continents, CVRD understands that respecting local culture, traditions and history is a determining factor for the full development of every business project. The Company is well aware that any of its actions will generate social, economic and environmental effects. Even more, CVRD understands that it contributes to the social well-being by creating thousands of jobs and producing raw materials that are transformed into consumer goods used by many people.
Other Businesses and Shareholdings
Aluminum
In 2004, the global supply of primary aluminum neared 30 million tons, of which, China was the main producer, recording a growth rate of 17% over the previous year. Asiatic countries played an important role in the higher world demand, due to the expansion of their internal markets.
The Brazilian total annual production, in 2004, of primary aluminum recorded 1.45 million tons, a increase of 5.6% over 2003. ALBRAS and VALESUL represent 36% of the national total. The global supply of metallurgical alumina was 57.6 million tons. Producers of alumina are working at full capacity to meet the demand and take advantage of the buoyant state of the market. This situation is provoking an increase of spot prices for alumina and an historic reference of 12.5% on the London Metal Exchange for long-term sales contracts.
CVRD participates in all the stages of the primary aluminum production cycle starting with bauxite, alumina and aluminum and is able to exploit business opportunities arising from the synergies between these sectors.
Bauxite
The implantation and operation of the Paragominas Bauxite Mining Project, in the state of Pará, is an important milestone in the CVRD story. The bauxite reserve located 360 kms from Belém, Pará, is one of the largest deposits known in the world and will stimulate the social and economic development of the region. Benefits will include investments in infrastructure, improvements in the quality of life of local residents and professional training for hundreds of workers.
After issuance of the preliminary license for mining and processing and the conclusion of basic projects for the construction of the mine, plant and mineral pipeline, in the first half of 2004, the chronogram for implantation of the project was revised. The beginning of the operation at the mine is scheduled for 2007. In the first phase, production targets 4.5 million tons per year of bauxite. The ore will be carried from the mine in Paragominas to Barcarena by a mineral pipeline, 244 kilometers in length.

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In 2004, bauxite production at Mineração Rio da Norte – MRN, totaled 16.749 million tons, 16.3% higher than production of the previous year. The increase resulted from the expansion of installed capacity and greater market demand. Sales recorded in 2004 amounted to 16.452 million tons, 16.5 % greater than in 2003. Of the total, 10.776 million tons were placed in the Brazilian market, 10.2% more than in 2003 and 5.677 million tons were sold to export markets, 30.8% higher than the previous year. Growth of the market is a direct result of the Expansion – I, modules 2 and 3, at Alunorte. Export sales grew as a result of new contracts.
The bauxite sales volume, relative to CVRD’s participation in MRN, was 5.4 million tons, up from the 4.3 million in 2003. The revenue generated by these sales totaled R$ 301 million, 20.9% higher than revenues in 2003 (R$ 249 million).
Alumina
In 2004, Alunorte produced 2.548 million tons of alumina, 9.7% higher than 2003 (2.323 million tons), a result achieved due to the new installed capacity at the plant and good productivity indices. Sales totaled 2.560 million tons, also 12.5% greater than sales in 2003 (2.275 million tons). In 2004, sales related to the CVRD participation in Alunorte, amounted to 1.678 million tons, generating a revenue of R$ 1.315 billion. In 2003, sales relative to CVRD totaled 1.805 million tons, resulting in R$ 1.134 billion.
The electric energy cogeneration system went on-line in 2004, producing 26 MW as forecasted. The system operates on fuel oil since the original orimulsion fuel first considered stopped being sold by Venezuela, the only world producer.
In December 2003, Alunorte concluded the implementation of the OHSAS18001 certification. In January of 2004, the same company received ISO 14001 certification for its environmental management system and in February of the same year, the Bureau Veritas Quality International BVQI certificate was also received.
Primary Aluminum
In 2004, Albras registered a new annual record for production of 435 thousand tons of primary aluminum. In 2003, production reached 432 thousand tons. Sales summed up 477 thousand tons and generated a revenue of R$ 2.439 billion, 13.4% higher than the previous year (R$ 2.151 billion).
In May of 2004, CVRD celebrated a new 20-year contract for the supply of electric energy for Albras, with Eletronorte, guaranteeing power supply at a very competitive cost.
In Rio de Janeiro, the production of primary aluminum at Valesul during 2004 reached 95.8 thousand tons, 1,800 tons higher than the recorded production in 2003, representing an increase of 2% in operational performance. Sales totaled 97.6 thousand tons – 44 thousand to the Brazilian market and 53.6 thousand tons to customers abroad – a reduction of 0.8 thousand tons in relation to 2003. Net revenue reached R$ 541.2 million, 13% superior to the previous year, of which R$ 526.6 was derived from the sale of aluminum, R$ 7.7 million from recycling and R$ 6.9 million related to other revenues. Valesul’s net profit was R$ 75.6 million in its fifth year of operation as a full company (buying and selling its own products), 36% higher than the result in 2003 (R$ 55.5 million). Cash generation totaled R$ 111.1 million in 2004, presenting a growth of 17% in relation to the previous period (R$ 94.8 million).

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
In November 2003, ANEEL published Resolution 591, establishing a periodic revision of the energy tariff of the Light concessionaire in Rio de Janeiro. Since that date, Valesul is waiting for a court decision on the legality of payment of an accumulated value, up to December 2004, of R$ 47.8 million. In 2004, a new record of self generated energy was recorded – 638.94 GWh, thanks to the energy availability – 99.85% from the small hydroelectric power plants, Nova Maurício, Glória, Ituerê, Mello and Machadinho, in Minas Gerais and a generous amount of rainfall experienced in the period.
Power Generation
In a year marked by the establishment of a new Electric Sector Regulatory Policy that defines general guidelines for the electric market, Companhia Vale do Rio Doce inaugurated the Candonga Hydroelectric Power Plant in Minas Gerais, increasing its participation in the energy sector. By investing in the power generation segment, CVRD can better protect its operations against price volatility and assure an increase in competitiveness of its operations. The investments optimize the supply of energy to the CVRD Group. The power produced at Company hydro plants is used by the operational units at CVRD, considerably reducing operational costs. Besides investments in generation, CVRD also invest’s in the contracting of long-term energy supplies at competitive rates, for use at Company operational units.
Through these kinds of operations, the CVRD Energy area stands out as an area that integrates with all the operational units at the Company, offering them the support they need to ensure the best alternatives on questions of energy needs.
CVRD participates in consortiums in nine hydro power plants of which four are already in operation: Igarapava, Porto Estrela, Funil and Candonga. Three others are at the construction stage; one of them – Aimorés – is programmed to go into service in 2005. The other projects have not yet started to break ground at this time. In 2004, the four plants in operation generated 970 GWh, an amount of energy sufficient to service more than 800 thousand average-sized residences for a year.
Hydroelectric Plants – CVRD Participations

	Installed Capacity	Operation Start-up
Plant	(MW)	(1st Gen.Unit)	Location
Igarapava	210	Jan/99	R. Grande, MG/SP
Porto Estrela	210	Set/01	R. Santo Antônio, MG
Funil	180	Dez/02	R. Grande, MG
Candonga	140	Set/04	R. Doce, MG
Aimorés	330	Jul/05*	R. Doce, MG
Capim Branco I	240	Fev/06*	R. Araguari, MG
Capim Branco II	210	Dez/06*	R. Araguari, MG
Foz do Chapecó	855	Jun/09*	R. Uruguai, SC/RS
Estreito	1.807	Ago/09*	R. Tocantins, MA/TO

(*)	Forecast

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
In March 2004, work began on the Capim Branco II hydro plant, located on the Araguari River in Minas Gerais. The CVRD investment at this site should total US$ 90 million. In May, the Brazilian Electric Energy Wholesale Market – MAE, held the largest electric energy auction in its history. Albras purchased from Eletronorte, 750 MW average – up to 2006 and 800 MW average – up to 2024. In June, the Operating License was issued for the Candonga Hydro Plant which allowed for the start-up of this, the fourth CVRD hydroelectric plant to enter into service in September of 2004. In the same month of September, the Installation License was also issued for the plant at Foz do Chapecó and in November, the Installation License for the Aimorés Hydro Plant was renewed.
For 2005, the mobilization of resources has been scheduled for the hydroelectric projects not yet underway. Investment targets include the Aimorés project (US$ 12 million), Capim Branco I and Capim Branco II (US$ 73 million).
Attracting investments to the steel industry in Brazil, CVRD helps to increase consumption of iron ore, creating new jobs and revenues.
Steel
The Companhia Vale do Rio Doce strategy for the steel sector consists of attracting new investments to the Brazilian steel industry, thus increasing the domestic consumption of iron ore and creating thousands of new jobs, resulting in new company revenues and more income for the population and for Brazil. These objectives are achieved by celebrating long-term iron ore contracts or through inclusion of minority shareholdings participations.
The year 2004 registered a new world record for primary steel production, totaling 1.055 billion tons, 9% higher than the 969 million tons in 2003. China was the number one producer responsible for 272.5 million tons. Japan showed its best production performance in 30 years with 112.7 million tons. In Brazil, production totaled 32.9 million tons, higher than the 31.1 million tons recorded last year.
For the first time ever, China qualified as a net exporter of steel as there was a clear reduction by 20% in the steel products imports made by this country in relation to 2003. Consolidation of the global steel industry was marked by the creation of Mittal Steel, through the acquisition of LNM Holdings by the Ispat International and posterior incorporation of the International Steel Group (ISG). A strong recovery among steel product prices was witnessed in 2003. This trend continued into 2004.
California Steel Industries – CSI – a joint venture between the JFE Steel Corporation and CVRD, holding a 50% participation in this company, obtained the best financial result since its foundation 20 years ago, registering a net revenue of US$ 1.25 billion. This value represents a 63.68% increase in relation to 2003. Production in 2004 totaled 2.106 million tons of finished steel products, 11.72% greater than the previous year.
Usiminas, a steelmaker in which CVRD holds 23% shareholder interest (common shares), representing 11.5% of total capital, presented a net profit of R$ 3.02 billion. This historic result represents an expansion of 131% when compared to 2003. Consolidated net revenue totaled R$ 12.2 billion in 2004, showing an increase of 41% in relation to the previous year. The 2004 production amounted to 8.9 million tons of steel, 4% more than in 2003.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
CVRD holds 5% participation in the voting capital and 4.9 % in the total capital of the Argentine steelmaker, Siderar, which presented a profit of US$ 459 million in 2004, 227.9% higher than the profit registered in the previous year (US$ 140 million). The sales volume in the internal market totaled 1.555 million tons, representing an increase of 26% when compared to the 2003 result. The net revenue totaled US$ 1.2 billion, 33.3% higher than the result obtained in 2003.
In 2004, CVRD also started up new projects in the steel sector. In March the Company signed Memorandums of Understanding with a South Korean steel mill, Dongkuk, an Italian metallurgical equipment manufacturer, Danielli and with the BNDES, for the construction and implementation of the Usina Siderúrgica do Ceará-USC, a new steel mill at Fortaleza in the north of Brazil. The plant is forecasted to produce 1.5 million tons of steel slabs annually.
In 2004, CVRD and Baosteel Shanghai Group Corporation, a major Chinese steelmaker, agreed to evaluate the feasibility of forming a joint-venture to construct and operate an integrated steel mill in São Luís, in Maranhão. The production target: slab steel – 4.1 million tons a year. The Project contemplates expansion of installations at a later date to increase production to 7.5 million tons a year.
During 2004, CVRD also signed an MOU (Memorandum of Understanding) with POSCO, the largest steel producer in South Korea, for the development of a pre-feasibility study for the construction of another integrated steel mill in the capital of Maranhão. If implemented, the mill will initially produce 4 million tons of steel slabs per year.
Through yet another MOU, CVRD and ThyssenKrupp Stahl A.G. have committed to the construction of an integrated steel mill to produce steel slabs. The next step will be to create a joint-venture called Companhia Siderúrgica do Atlântico, which will be responsible for the conclusion of the joint feasibility study for the Project. The mill will be located in Rio de Janeiro and be based on a production capacity of 4.4 million tons per year. Start-up is targeted for 2008.
In 2004, CVRD concluded the sale of its shareholdings in the Companhia Siderúrgica de Tubarão – CST. The transaction was made to Arcelor. The operation amounted to US$ 578.5 million, and implicated in the disposal of CVRD investments totaling 28.02%, in the total CST capital.
Coal
In November of 2004, CVRD was awarded an international tender for the development of a coal deposit in Moatize in the central region of Mozambique. The coal is an essential element for the steelmaking process. Moatize not only marks the entry of the Company as an operator in the coal industry, it represents another step in the expansion of CVRD international operations. In this new project, CVRD has associated with the American company – American Metals and Coal International, a North-American company holding 95% of the shares of the winning consortium that offered US$ 122.8 million for the concession.
Moatize is considered the largest unexplored carboniferous province in the world, home of a world-class deposit estimated at 2.4 billion tons that will allow the extraction of both coking coal and energetic coal. The feasibility study will take close to 24 months. The forecasted investments will cover the development of the mine, the construction of a ship-loading terminal and investments in the social area.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
In 2004, CVRD also celebrated an agreement with the Yankuang Group Co. Ltd., one of the main coal producers in China, and the Itochu Corporation, a major trading company in Japan in order to create a joint venture for the production of metallurgical coke – the Shandong Yanking International Coking Co. Ltd. The industrial plant will be located in Shandong Province in China and be structured for an annual production of 2 million tons of coke and 200 thousand tons of methanol, as a by-product. Operations are forecasted to begin in 2006. The investment earmarked by CVRD for this project is in the order of US$ 26 million, which will guarantee the Company participation of 25% in the capital of the joint venture. The total investment for construction of the plant is forecasted at US$ 275 million.
A contract between CVRD and Yankuang, was simultaneously signed for the development of the coking coal mine in Zhaolou, also located in the Shandong Province, with the capacity of an annual production estimated in three million tons of coking coal. The participation of CVRD in this project is 25%.
CVRD also signed a contract with Shanghai Baosteel Group Corporation, one of the largest steel producers in China and with Yongcheng Coal & Electricity Group, one of the largest coal producers in China. The deal foresees production of anthracite coal in the Province of Henan, in China. The quota of production, in proportion to the CVRD shareholder participation of 25%, will be strategically sold to pellet plants and to Company customers in the Brazilian market and abroad. Anthracite coal is a product that can be utilized by sintering units at steel mills, pelletizing plants and in blast furnaces through the direct injection of coal fines.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.03 — PERIODS OF SEASONAL BUSINESS ACTIVITIES
The Company’s activities are not subject to seasonable variations.

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10.01 — MAIN PRODUCTS AND/OR SERVICES

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % OF NET PROCEEDS
01	Iron Ore	61.83
02	Pellets	23.73

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11.01 — PRODUCTION PROCESS
Integrated Systems
     Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southern System and the Northern System. The Southern System is located in the states of Minas Gerais, Espírito Santo and Rio de Janeiro, and the Northern System is located in the states of Pará and Maranhão. Each of our Northern and Southern Systems includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect the Northern System mines to the Ponta da Madeira Maritime Terminal Complex and the Southern System mines to the Tubarão Maritime Terminal Complex. A small part of the iron ore produced in our Southern System is transported via MRS, a railway company in which we have a 29.37% direct and indirect participation interest, to our wholly owned CPBS maritime terminal. The operation of these separate systems, each with its own transportation capability, enhances the reliability of service to our customers.
Southern System
     The Southern System is an integrated system consisting of iron ore mines, the Vitória a Minas railroad, and the Tubarão Maritime Terminal (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are divided in four mining areas (Itabira, Minas Centrais, Mariana and Minas do Oeste) and located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória a Minas railroad. A small portion of the iron ore produced in the Southern System mines is transported through the MRS railroad to our CPBS maritime terminal at the Sepetiba Port, in the state of Rio de Janeiro. The ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35% to 60% requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content of approximately 66%. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites. In 2004, we produced 57.5% of the energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil and Candonga hydroelectric power plants.
Northern System
The Northern System is an integrated system, including open pit mines and an ore processing complex in the Carajás region, in the state of Pará, the Carajás railroad and the Ponta da Madeira Maritime Terminal, in the state of Maranhão. The mines are located in the north of Brazil (in the Amazon river basin), on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN). Industrial scale mining operations began in 1985.
Because of the high iron content (66.7% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal. Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations we have housing and other facilities in a nearby township.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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Pellets
     We sell pellet feed to our pellet joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and joint ventures. Besides blast furnace pellets, some of the pellets we and our pelletizing joint ventures produce are direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.
Gold
     Our gold operations currently consist of gold produced as a by-product of our iron ore operations at Itabira, which we sell to third parties. In 2004, we produced 0.97 thousand troy ounces of gold as a by-product of iron ore production at our Itabira mine. The copper concentrate we produce at our Sossego copper mine also includes gold, but we do not sell the gold separately from the concentrate. The copper concentrate produced at our Sossego mine contained 56.76 thousand troy ounces of gold. Revenues related to gold contained in the copper concentrate are included in our copper revenues.
Potash
     We conduct our potash operations at the parent company level. We lease a potash mine (Taquari – Vassouras mine) in Rosario do Catete, in the state of Sergipe, Brazil, from Petrobras – Petróleo Brasileiro S.A. (Petrobras), the Brazilian oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 600,000 tons per year. Taquari – Vassouras is an underground mine with a depth that varies from 430 to 640 meters. In 2004, we produced 638 thousand tons of potash with total shipments of 630 thousand tons, and we had gross revenues of US$ 124 million. All sales from Taquari – Vassouras mine are destined for the domestic market.
Copper
     Sossego is our first copper mine and began commercial production of copper concentrate in June 2004. The Sossego copper mine is located in Carajás, in the state of Pará, in northern Brazil. We conduct our Sossego operation at the parent company level.
     The Sossego copper mine has two main ore bodies (Sossego and Sequeirinho). The copper ore is mined by open pit method and the run-of-mine is processed by means of standard primary crushing and conveying, SAG (a semi-autogenous grinding mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out. Projected annual operating capacity is 15 million tons of run-of-mine, to produce an average of 140,000 tons of copper contained in concentrate (30% grade). The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira Maritime Terminal in São Luís, in the state of Maranhão.
     We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins river.

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Railroads
     Vitória a Minas railroad. The Vitória a Minas railroad links our Southern System mines in the Iron Quadrangle in the state of Minas Gerais with the Tubarão Port, in Vitória, in the state of Espírito Santo. We operate this 905 kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória a Minas railroad. The Vitória a Minas has a daily capacity of 310,000 tons of iron ore. In 2004, the Vitória a Minas railroad carried a total of 64.8 billion ntk of iron ore and other cargo (of which 18.5 billion ntk, or 28%, consisted of cargo transported for third parties). The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2004.
     The principal cargo of the Vitória a Minas railroad consists of:
•	iron ore and pellets, carried for us and third parties;

•	steel, coal, pig iron, limestone and other raw material carried for steel manufacturers located along the railroad;

•	agricultural products, such as soybean and soybean meal; and

•	other general cargo, such as building materials, pulp, fuel and chemical products.
     We charge market rates (which are limited by the tariffs fixed by ANTT) for third-party freight, including pellets originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.
     Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime Terminal Complex facilities located near the São Luís Port in the state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 200,000 tons of iron ore. In 2004, the Carajás railroad carried a total of 63.5 billion ntk of iron ore and other cargo (of which 6.5 billion ntk, or 10.2%, consisted of cargo transported for third parties). The Carajás railroad also carried approximately 347,441 passengers in 2004. The principal cargo of the Carajás railroad consists of iron ore, principally carried for us.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
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Ports and Terminals
     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export market. We also use our ports and terminals to handle third-party cargo. In 2004, 22% of the cargo handled by our ports and terminals represented cargo handled for third parties.
     Tubarão Port. The Tubarão Port, which covers an area of approximately 18 square kilometers, is located near the Vitória Port in the state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 360,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 tons per hour. In 2004, 77.7 million tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and shipped 13.1 million tons in 2004. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which shipped 5.2 million tons of grains and fertilizers in 2004. We also operate a bulk liquid terminal that shipped 0.8 million tons in 2004. Until August 2005, CVRD is authorized to operate the Paul Terminal, which specializes in pig iron handling and is located near the Vitória Port, in the state of Espírito Santo. This terminal has one pier that can accommodate one vessel of up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal shipped 2.5 million tons of pig iron in 2004.
     Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the São Luís Port in the state of Maranhão. The Ponta da Madeira facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour.
     Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2004, 63.1 million tons were shipped through the terminal for us and 3.5 million tons for third parties.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.02 — COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION
CVRD has a team of employees specially trained to interact with customers from different segments and cultures, with distinct needs. The success of customer relations is a reflection of the high quality of its products and services and its strategy of supplying tailor-made solutions to each company.
The plentiful mineral reserves and integrated ore production, loading and transport systems enable CVRD to expedite supplies of high-quality products for any process existing in the world. In the logistics area, the Company generates value for its customers based on integrated and customized solutions. All operations are supported by the latest technology and by CVRD’s own assets, such as strategically located railroads and port facilities.
In 2004, close to 17 thousand companies of all sizes supplied goods and services to Companhia Vale do Rio Doce, generating jobs throughout Brazil’s diverse regions. The CVRD Purchasing Department’s rules of conduct stress a standard for relations with suppliers based on transparency, fairness and ethical behavior, with strong stimulus for growth and increased competitiveness. CVRD makes a practice of building strong partnerships, so as to develop working processes that strictly follow applicable legislation and contemplate relevant aspects in the Economic, Social, Environmental and Occupational Health and Safety Areas.
Contracts signed with service providers include clauses establishing the obligation of the contractor to fully comply with all job safety requirements, labor and social security legislation, including the strict prohibition of child labor in any Company activity. With regard to outsourced workers and professionals, CVRD maintains well defined contractual relations and follows the rules of labor and social security co-responsibility as practiced in Brazil.
Strongly committed to the socioeconomic advancement of the regions where it operates, CVRD sponsors programs to develop suppliers in the states of Espírito Santo, Maranhão, Minas Gerais and Pará, in partnership with state and municipal governments, trade associations, industrial federations and other public groups of the Third Sector.
Operating abroad in the sale of CVRD’s iron ore are:
•	Rio Doce Europa Ltd.: with head office in Funchal; Madeira Island, its activities are related to exportation of the iron ore of its Parent Company — CVRD;

•	Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

•	Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

•	CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company’s six largest customers, located in Europe, the United States and Asia, through securitization;

•	Itabira International Company Limited: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.

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11.02 – COMMERICALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION
Such distribution is made through railroad transportation, port terminals and ocean transportation. CVRD’s export sales generated gross operating revenues as follows over the past three years:

	IN MILLIONS OF REAIS
EXPORT SALES	2004	2003	2002

Operating income	13,785	10,367	8,570

Export sales	8,985	6,626	5,381

Percentage	65	64	63
Sales to the various export markets were as follows:

IN MILLIONS OF TONS
EXPORT SALES - CVRD	2004	%	2003	%	2002	%

AMERICAS	11.582	8.2	9.622	8.2	8.493	8.1

EUROPE	59.683	42.4	48.530	41.5	44.014	41.8

JAPAN	15.796	11.3	16.138	13.8	16.185	15.4

ASIA	44.620	31.7	35.354	30.3	29.544	28.1

MIDDLE EAST, AFRICA AND OCEANIA	9.043	6.4	7.265	6.2	6.935	6.6

TOTAL	140.724	100.0	116.909	100.0	105.171	100.0

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.03 — COMPETITORS
     In general, the international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability, operating costs and transportation costs. In 2004, the European market and the Asian market (primarily China, Japan and South Korea) were the primary markets for our iron ore.
     Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore, which can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell most of our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, in the Northern and Southern Systems, our ownership of the process of producing and transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.
     We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão ports facilities to European customers. Our principal competitors in Europe are:
•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and Affiliates,

•	BHP Billiton (Australia) and Affiliates,

•	Kumba Resources (South Africa),

•	Luossavaara Kiirunavaara AB — LKAB (Sweden), and

•	Sociétè Nationale Industrielle et Minière — SNIM (Mauritania).
     The Brazilian iron ore market is competitive with a wide range of smaller producers and integrated steel producers such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices discounted by the lower transportation costs to their facilities. Therefore, prices to these clients are lower than to clients located outside Brazil.

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12.01 — PATENTS, TRADEMARKS AND FRANCHISES
PATENTS
CVRD’s numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 508 patents: 362 of these are in Brazil (210 of which have been granted and 152 are pending with the National Institute of Intellectual Property – INPI), while the remaining 146 are abroad (118 granted and 28 pending with the competent agencies).

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14.01 — COMPANY PROJECTIONS — FUTURE PLANS/RESULTS: Nothing to report.
14.02 — RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.
14.03 — OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY
(a)	By business area:

	Parent Company
	2004			2003
		Accumulated
	Cost	depreciation	Net	Net
Ferrous — Northern System
Mining	2.104	(884)	1.220	1.050
Railroads	3.014	(1.243)	1.771	1.705
Ports	769	(270)	499	360
Construction in progress	1.576	—	1.576	858

	7.463	(2.397)	5.066	3.973

Ferrous — Southern System
Mining	3.310	(1.799)	1.511	1.465
Railroads	3.602	(1.913)	1.689	1.478
Ports	597	(446)	151	144
Construction in progress	1.488	—	1.488	985

	8.997	(4.158)	4.839	4.072

Pelletizing
South	778	(564)	214	198
North	523	(38)	485	500
Construction in progress	248	—	248	195

	1.549	(602)	947	893

Non-Ferrous
Potash	161	(72)	89	90
Gold	10	(5)	5	3
Copper	1.537	(187)	1.350	—
Research and projects	101	(70)	31	73
Construction in progress	657	—	657	1.523

	2.466	(334)	2.132	1.689

Logistics
In operation	1.316	(601)	715	640
Construction in progress	108	—	108	55

	1.424	(601)	823	695

Energy
In operation	526	(46)	480	338
Construction in progress	486	—	486	452

	1.012	(46)	966	790

Corporate
In operation	188	(111)	77	104
Construction in progress	396	—	396	146

	584	(111)	473	250

Total	23.495	(8.249)	15.246	12.362

(b)	By type of asset:

		Parent Company
		2004			2003
	Average
	deprecia-		Accumulated
	tion rates	Cost	depreciation	Net	Net
Buildings	3.00%	1.782	(714)	1.068	942
Installations	3.42%	6.299	(2.807)	3.492	2.426
Equipment	9.32%	1.551	(792)	759	623
Railroads	3.85%	6.186	(2.971)	3.215	2.864
Mineral rights (*)	1.87%	1.019	(111)	908	293
Others	8.85%	1.696	(854)	842	1.000

		18.533	(8.249)	10.284	8.148
Construction in progress	—	4.962	—	4.962	4.214

Total		23.495	(8.249)	15.246	12.362

(*)	Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
14.03 — OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY
ON 06/30/05

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	392,147,133	52.29%	—	—	392,147,133	33.64%

Executives
Executive Board	1,862	0.00%	7,412	0.00%	9,274	0.00%
Directors	40,099	0.01%	206,653	0.05%	246,752	0.02%

Fiscal Council	—	—	—	—	—	—

Trasury	14,145,510	1.89%	11,803	0.00%	14,157,313	1.21%

Others	343,614,825	45.82%	415,501,871	99.95%	759,116,696	65.12%
TOTAL	749,949,429	100.00%	415,727,739	100.00%	1,165,677,168	100.00%

Shares Outstanding	343,656,786	45.82%	415,715,936	99.99%	759,372,722	65.14%
ON 06/30/04

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	392,147,133	52.29%	—	—	392,147,133	33.64%

Executives
Executive Board	63	0.00%	3.021	0.00%	3,084	0.00%
Directors	38,814	0.01%	36.600	0.01%	75,414	0.01%

Fiscal Council	—	—	—	—	—	—

Trasury	14,145,510	1.89%	12.549	0.00%	14,158,059	1.21%

Others	343,617,909	45.82%	415,675,569	99.99%	759,293,478	65.14%
TOTAL	749,949,429	100.00%	415,727,739	100.00%	1,165,677,168	100.00%

Shares Outstanding	343,656,786	45.82%	415,715,190	99.99%	759,371,976	65.14%

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Main Projects in 2004 and Perspectives for 2005
In 2004, CVRD invested US$ 1.956 billion, a volume slightly less than the 2003 total (US$ 1.988 billion). The amount breaks down into: US$ 1.245 billion spent on organic growth (64%), US$ 568 million (29%) on sustaining businesses and US$ 143 million (7%) on new acquisitions. Excluding the acquisitions, the investment made during the year (US$ 1.813 billion) was practically identical to the value announced in January of 2004 (US$ 1.815 billion).
Four important projects were concluded in 2004, namely: the Sossego Copper Mine, the expansion capacity of iron ore production at Carajás, to 70 million tons a year, the third pier (Pier III) at the Ponta da Madeira Maritime Terminal and the Candonga Hydroelectric Power Plant. Additionally, US$ 122.8 million was spent on the purchase of concession rights to develop a coal reserve in Moatize, Mozambique, and US$ 20 million, for the bauxite exploitation rights in Pitinga, in the state of Amazonas, Brazil.
In 2005, the CVRD Capex budget totals US$ 3.332 billion. Of this amount, US$ 736 million will be allocated for sustaining businesses and US$ 2.596 billion to organic growth – US$ 2.221 billion will be invested in projects and US$ 375 million in mineral research and development.
Investments in Research and Development
The long-term growth of the Company is being prepared through the strong expansion of mineral research and development activities. The purpose of this systematic work is to increase the data base of mineral knowledge at CVRD, so that improvements can be made in the production processes at the Company’s various units and in the identification and development of new mineral projects. To provide continuity to the implantation of a program of mineral prospecting on a global and multi-commodity scale, a total of US$ 375 million will be invested in 2005. At this time, CVRD maintains mineral prospecting offices in Argentina, Chile, Peru, Venezuela, Gabon, Angola, South Africa, Mozambique and Mongolia. In 2005, a new office will be opened in Australia.
In 2005, investments of US$ 34 million will be channeled into the coal project in Moatize, Mozambique, to cover the costs of the feasibility study scheduled to run for 24 months. The Company is forecasting, based on preliminary data, a total production volume of 14 million tons by 2009, consisting of metallurgical, energetic and thermal coal types.
In Pará, the development of a copper processing plant by means of a hydro-metallurgic route will demand an investment of US$ 10 million in 2005. The total investment at the plant, whose start-up is scheduled for 2007, with an annual production capacity of 10 thousand tons of cathodes, was estimated at US$ 58 million.
In November of 2004, CVRD won an international tender for the prospecting, evaluation and exploitation of a potash deposit located on the banks of the Colorado River in the province of Neuquén in Argentina. During the next 24 months, studies will be conducted to determine and identify the reserves at this site. The investment needed in this next year will reach US$ 7 million.
The Company also purchased, through an international tender process, the mineral rights for the exploitation of a bauxite deposit in the Pitinga region in the state of Amazonas. In 2005, CVRD will develop geological research campaigns to define the size of the reserve and determine the best method for extracting the ore. The amount of US$1.2 million has been set aside for this first stage of work.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Investments allocated for research and development of ferrous mineral programs total US$ 74 million. This amount will be mainly dedicated to cost the research required to identify additional iron ore reserves and necessary studies for the development of reserves already confirmed and whose results make the future implementation of new production expansion projects viable.
Another important part of the research and development programs for 2005 is the manganese mineral research work being done in Gabon by the Compagnie Minière Trois Rivières – CMTR. CVRD is dedicating US$ 13 million to this project.
Investments in New Projects
In 2005, CVRD will be making major investments in new projects in the iron ore, pellets, coal, copper, nickel, bauxite and alumina areas.
Five new iron ore projects will be implanted in the CVRD Southern System, namely: Brucutu, Fábrica Nova, Itabira, Fazendão and Fábrica, besides the production increase programmed at Carajás. The running of these projects involves the expansion of ore production to 76 million tons per year based on investments totaling US$ 1.169 billion.
The existing pellet plant at São Luís will also undergo expansion from 6 to 7 million tons of production per year.
The Tubarão Port, in Espírito Santo, is being expanded in order to increase the speed of handling iron ore, thus reducing eventual demurrage costs resulting from delays in loading ore into berthed ships. Total logistics investment in 2005 will reach US$ 760 million. Large purchases of railroad equipment are programmed in order to satisfy the growing transport demands being made by CVRD iron ore sales and general cargo orders from other logistics customers. A total of 5,606 railcars and 123 new locomotives amounting to US$ 559 million, are under order, exceeding the US$ 275 million in investments made in 2004 for these same items.
The implementation of improved maintenance programs and the increase in the number of ntks, mainly at the Centro-Atlântica Railroad – FCA, are helping to optimize the existing fleet and at the same time, absorb the additional demand for services requested by general freight customers. Of the total rolling stock on order in 2005, 864 railcars and 41 locomotives are earmarked for the transport of general freight.
CVRD has developed a focused strategy based on the aluminum productive chain starting with bauxite extraction where the Company owns a considerable high quality ore reserve, alumina, operating with efficiency and low operational costs and a complete logistic system. The development of the Paragominas Bauxite mine will be accelerated in 2005 simultaneously with the construction of the Modules 4 and 5 of the alumina refinery at Alunorte. The two projects are forecasted to go into operation in 2007.
In 2004 CVRD entered into the coal industry, through the formation of associations with Chinese companies. In 2005, Capex budget funds in the order of US$ 102 million have been allocated for purchase of shareholding participation in a metallurgical coal production project, in partnership with Yankuang (US$ 16 million) and for the production of anthracite coal in association with Baosteel and Yongcheng (US$ 86 million), both in China.
The 2005 investment program provides for three projects in the non-ferrous mineral area. The first project is for the expansion of the production capacity at the potash mine in Taquari-Vassouras, from 600 to 850 thousand tons per year. The conclusion of work is scheduled for July of 2005 and represents a total cost of US$ 78 million.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
In 2005, two other projects, the Project 118 copper mine and the Vermelho Mine, the first CVRD nickel operation, both in Carajás, will also be initiated. At this time the technical and economic feasibility studies are in the final stages of conclusion and the implantation of both programs will depend on the approval of the CVRD Board of Directors.
CVRD continues to invest in power generation to supply power to CVRD Operational Units. Aimorés is expected to go on-line is 2005 and will be the fifth hydro plant to join CVRD. As a consequence of investments made in the power generation sector, in 2005 the CVRD Southern System will be entirely supplied by Company self-generated power.

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15.01 — ENVIRONMENTAL PROBLEMS
As one of the largest diversified mining companies in the world, the Companhia Vale do Rio Doce gives special attention to the relations between its activities and the environment, developing and applying the most advanced technologies, standards and guidelines available today for environmental management.
The CVRD Environmental Policy expresses the commitment made by directors and employees to the continuous improvement of the environmental quality of all operational activities. At CVRD, everyone understands that this is a requirement of utmost importance to maintain the competitiveness and outstanding position that that Company has achieved in the international scenario. Every area of the Company strictly adheres to the CVRD Environmental Quality Management System.
As one of the first Brazilian companies to implement management processes based on the ISO 14001 certification criteria, CVRD has 14 operational areas already certified by this standard. All iron ore production comes from certified mines. All exports are made from ports covered by ISO certification.
ISO 14001 Certifications

Operational Unit	Date
Mina de Córrego do Feijão e Fábrica – Minas Gerais	NOVEMBER 2003
Sepetiba Maritime Terminal – Rio de Janeiro	NOVEMBER 2003
Vila Velha Terminal – Espírito Santo	OCTOBER 2003
Manganese Mine – Sociedade Mineira de Mineração – Minas Gerais	NOVEMBER 2002
Itabira and Conceição Iron Ore Mines – Itabira Complex – Minas Gerais	NOVEMBER 2002
Docenave Tugboat Wharf – Espírito Santo	AUGUST 2002
Gongo Soco Iron Ore Mine – Minas Gerais	JULY 2002
Tubarão and Praia Mole Port and Industrial Complex – Espírito Santo	DECEMBER 2001
Rio Doce Manganèse Europe Ferroalloys Plant – Dunkirk – France	SEPTEMBER 2001
Alegria, Córrego do Meio and Água Limpa (*) Iron Ore Mines – Minas Gerais	MAY 2001
Ponta da Madeira Maritime Terminal – Maranhão	SEPTEMBER 2000
Timbopeba, Brucutu and Fazendão Complexes – Minas Gerais	JUNE 2000
Carajás Manganese and Iron Ore Mines – Pará	OCTOBER 1998
Mineral Development Center – Minas Gerais	APRIL1997

(*)	Integrated certification under the ISO 9002 and OHSAS 18001 (Occupational Health and Safety).
Corporate Systems
Corporate Systems establish standard procedures for the evaluation, control and decision making procedures related to company activities that could impact the environment, assuring the legal conformity of every operational unit and compliance with all guidelines laid down by environmental organs. The procedures applied for the renewal of licenses and for issuance of new licenses are disciplined by the CVRD Environmental Licensing Manual.
In 2004, waste management plans were consolidated and implemented throughout the Company. The far-ranging program for qualification of waste disposal companies, initiated in 2003 at CVRD, continued in course and includes close to 180 audited service providers and suppliers with the aim of verifying their conformity and legal qualification for the processing of various classes of waste residues.

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15.01 — ENVIRONMENTAL PROBLEMS
In 2004, the Water Resource System, developed in consonance with the National Water Resources Plan, allowed for the establishment of action plans related to the rational use of water. The main objective of this system consists in guaranteeing the quality of water supplied to employees, contracted personnel and other users, and applies to the water returned to natural sources such as rivers and streams after use by the Company. The implementation of this program has produced significant results such as greater rates of recirculation of water for industrial use thus reducing the need for water capture as well as improvements to the treatment of water and effluents. The stages for implementation of this program were included as goals to be met in the Variable Earnings Program for profit participation by Company employees.
Environmental Control Systems
CVRD is continuously perfecting its control, evaluation and environmental performance procedures. The Company is investing in the technological development of all operational units and the rationalization of the use of inputs utilized in every productive process.
Manganese and Ferroalloys
In 2004, the Manganese Department Operational Units made significant improvements in reducing atmospheric emissions and management of wastes and water resources at all the ferroalloy plants located at Ouro Preto, Barbacena, São João del Rei and Santa Rita de Jacutinga, in Minas Gerais; Simões Filho in Bahia and Corumbá – including the Urucum Mine and River Terminal – in Mato Grosso do Sul. The environmental restoration work at the Morro da Mina Unit in Conselheiro Lafaiete, one of the oldest operating mines in Brazil, was acknowledged by the local environmental authority as a benchmark in Minas Gerais. Important improvements were also made in integrating the quality, environmental and safety systems at the plants in Dunkirk, France and Mo i Rana, in Norway.
Tubarão Industrial and Port Complex
Due to the size of its operations and proximity to the city of Vitória, capital of Espírito Santo, this complex has required special attention for more than 20 years. Reducing water consumption and effluent discharges is an ongoing process receiving relevant investments. The air quality is continuously monitored by a network of sensors covering the entire Vitória metropolitan region.
Between 2002 and 2004, CVRD conducted a complete inventory of solids and particle emissions at the Tubarão Complex, including prognosis for future emissions as output evolves. Among the additional control processes put in place, the installation of dust suppressors at strategic pellet-handling points deserves special mention because the development of these new technologies was effected entirely by CVRD.
Taquari-Vassouras Potash Mine
In 2004, the implementation of the saline effluent discharge control systems at the Caboblé and Expedição stream basins were concluded, which will help maintain the good quality of the water upstream for the operational unit, located in the state of Sergipe. The installation of a weather station and monitoring stations also aids in the systematic evaluation of the air quality in the area of influence of the mine.
Environmental Actions in Communities
Environmental Actions in Communities
By developing a set of ongoing initiatives dedicated to the communities in the areas of influence of its activities, CVRD helps preserve the essential values of social and environmental responsibility. Various activities are carried out together with the Fundação Vale do Rio Doce (FVRD), a CVRD foundation which implements the Company’s social projects.

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15.01 — ENVIRONMENTAL PROBLEMS
Brasil das Águas
In 2004 the Brasil das Águas project, cosponsored by CVRD, concluded its first phase, during which aviator Gérard Moss and his wife traveled around Brazil and collected water samples from the most important watersheds. This collection, begun in October 2003, was possible thanks to the use of their seaplane the Talha-mar, transformed into an airborne laboratory to obtain samples from hard-to-reach locations not previously studied. Located near CVRD operations, rivers mainly in the Amazon region where access is very difficult, were visited by the Talha-mar and hundreds of water samples were collected.
The results of this pioneering water quality study of the country’s main rivers, lakes and reservoirs will be consolidated and disclosed by the research institutions associated with the project.
Environmental Education
CVRD, in 2004, established guidelines that consolidate and harmonize its environmental education projects, by creating medium and long-range objectives. The first program set up within these guidelines is being implemented in Canaã dos Carajás, in Pará, the location of the Sossego Copper Mine. Nearly 3 thousand students from the public school system and close to 6 thousand parents receive information on the operating unit’s productive processes and environmental themes, such as water quality and trash recycling. In Minas Gerais, the Environmental Education Program has already reached 2,200 teachers, 1,000 community leaders and 80 thousand students from 13 municipalities.
Botanical Parks In 2004, CVRD inaugurated the Vale do Rio Doce Botanical Park, located in the Tubarão Industrial Complex in Vitória. With an extension of 33 hectares (roughly 83 acres) and more than six million seedlings already reforested by the Company, this has become the largest green belt in the state capital. Enjoying excellent infrastructure, Park staff conduct research projects and disseminate forest preservation and development know-how. In 2004, the Park welcomed 3,900 CVRD employees, 8,000 professionals from outsourced companies, and 6,300 students and educators from the local community as part of the Environmental Education Program. Total success – nearly 110,000 visitors were received last year.
Reproducing the successful experience in Vitória, in 2004, a new Project was initiated – the São Luís Botanical Park. The Park will mainly receive visitors from local communities and also conduct research programs to increase knowledge related to the recovery of regional eco-systems.
Protecting Natural Resources
Committed to preserving the natural resources of the areas where it operates, CVRD has for over 20 years protected and preserved nearly 1.2 million hectares of Amazon Forest, in partnership with the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA). This endeavor is coordinated by the Vale do Rio Doce Environmental Institute, which is also in charge of managing the environmental services responsible for restoring degraded areas, administrating the Carajás Zoo/Botanical Park, conducting flora and fauna inventories and archeological studies, as well as implementing the management plans for the Carajás and Tapirapé-Aquiri National Forests.
In Espírito Santo, CVRD has set aside a 22 thousand hectare land tract of Atlantic Forest in the Vale do Rio Doce Natural Reserve, located in Linhares, besides helping IBAMA preserve the Sooretama National Forest. The reserve is a center of reference for environmental studies and training, restoration of degraded areas and environmental education programs. In 2004 it received 18 thousand visitors, including students on field trips, community members and environmental specialists from Brazil and overseas.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
15.01 — ENVIRONMENTAL PROBLEMS
In Minas Gerais, CVRD provided the necessary resources for the State Forestry Institute to carry out its program to regularize landholdings in the UAIMII State Forest Conservation Unit, which extends for nearly 4,400 hectares. In this way, the Company contributed directly and indirectly to the protection and preservation of 14,200 hectares of green space in the state.
Implementation of the Itabira Water Resource Master Plan
The master plan reduces losses and ensures supply of treated water to the nearly 90 thousand inhabitants of Itabira, in Minas Gerais. It includes automation, remodeling and renovation of the city’s water treatment stations and reservoirs, along with the replacement of part of the old distribution system.
Restoring Mined Areas
CVRD adopts the best practices to restore mined areas. More than 400 hectares were rehabilitated in regions suffering impact from mining activities. The whole process is carried out according to the guidelines established in the Mine Closing Manual, which is also used for the provisioning of funds for future actions. The search for ways to speed-up and consolidate forest recovery is the object of agreements with the Empresa Brasileira de Pesquisa Agropecuária (Embrapa), the Brazilian government’s agricultural research institute.
In 2004, in Carajás, researchers from CVRD, Pará State Federal University, the Emilio Goeldi Museum, The Federal University of Rio de Janeiro and Embrapa conducted studies to better understand the region’s ecosystems and have been building a comprehensive database of the fauna, natural to this region.
Territorial Management
CVRD is one of the largest users of state of art technology in the geo-processing sector. By means of the Geographic Information Service – SIG, all environmental and operational parameters at Company operations in Brazil and abroad are permanently monitored through the use of satellites and aircraft especially adapted for image data collection. The CVRD geographic data base is one of the largest in the country with more than 3 thousand information references catalogued and made available through on-line consultation by any of the Company workforce located in the various operational areas all over the world.
One of the most important geo-processing programs held in 2004 was the implementation of the SIG Centro Atlântica Railroad — FCA data base. Nearly 5,500 km of railroad networks has already been mapped by air offering a complete management vision of the relations between the operations of the railroad and the various social and environmental aspects in the region. The FCA SIG is a central tool of the risk management system that allows an immediate response from emergency teams in the event of any abnormal occurrence.
CVRD has a team of employees specially trained to interact with customers from different segments and cultures, with distinct needs. The success of customer relations is a reflection of the high quality of its products and services and its strategy of supplying tailor-made solutions to each company.
The plentiful mineral reserves and integrated ore production, loading and transport systems enable CVRD to expedite supplies of high-quality products for any process existing in the world. In the logistics area, the Company generates value for its customers based on integrated and customized solutions. All operations are supported by the latest technology and by CVRD’s own assets, such as strategically located railroads and port facilities.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
15.01 — ENVIRONMENTAL PROBLEMS
In 2004, close to 17 thousand companies of all sizes supplied goods and services to Companhia Vale do Rio Doce, generating jobs throughout Brazil’s diverse regions. The CVRD Purchasing Department’s rules of conduct stress a standard for relations with suppliers based on transparency, fairness and ethical behavior, with strong stimulus for growth and increased competitiveness. CVRD makes a practice of building strong partnerships, so as to develop working processes that strictly follow applicable legislation and contemplate relevant aspects in the Economic, Social, Environmental and Occupational Health and Safety Areas.
Contracts signed with service providers include clauses establishing the obligation of the contractor to fully comply with all job safety requirements, labor and social security legislation, including the strict prohibition of child labor in any Company activity. With regard to outsourced workers and professionals, CVRD maintains well defined contractual relations and follows the rules of labor and social security co-responsibility as practiced in Brazil.
Strongly committed to the socioeconomic advancement of the regions where it operates, CVRD sponsors programs to develop suppliers in the states of Espírito Santo, Maranhão, Minas Gerais and Pará, in partnership with state and municipal governments, trade associations, industrial federations and other public groups of the Third Sector.
More than 500 communities are situated in areas located in and around the CVRD production hubs. In these locales the Company carries out, in partnership with local governments and civil society organizations, innumerous social and cultural programs, always respecting local characteristics and needs.
The processes adopted by the Fundação Vale do Rio Doce (FVRD) seek to discover, identify and invest in the local vocations, talents and the network of local commitments, spurring the integrated development of these communities and preserving their cultural identities. These processes utilized for transforming human potential lead to a sustainable social development. FVRD creates social projects that are applied in the regions where CVRD is present. The multiple actions in the social sphere, with intense exchange of experiences and information, establish a strong social dialog and strengthen CVRD’s integration with the communities.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
16.01 — LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS’ EQUITY OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % OF	4 - % OF NET PROFIT	5 - PROVISION		6 - AMOUNT (R$
		STOCKHOLDERS'				THOUSANDS)
		EQUITY		YES	NO
01	Labor Suits	3.34	9.38	X		606,000
02	Tax Disputes	7.90	22.21	X		1,435,000
03	Other Suits	3.10	8.72	X		563,000

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
17.01 — OPERATIONS WITH RELATED COMPANIES
Product purchases and rendering of services
PRODUCTS/SELLERS
Pellets/ Iron Ore
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO
Companhia Nipo-Brasileira de Pelotização – NIBRASCO
Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS
Companhia Coreano-Brasileira de Pelotização – KOBRASCO
Minerações Brasileiras Reunidas S.A — MBR
SERVICES/PROVIDERS
Freight
Navegação Vale do Rio Doce S.A. – DOCENAVE
Seamar Shipping Corporation
MRS Logística S.A.
Purchases Of Imported Material
Itabira Rio Doce Company Limited — ITACO
Loan Contracts
Subsidiaries and Associated Companies — Market Rate.

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ANNUAL INFORMATION — IAN
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01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
17.01 — OPERATIONS WITH RELATED COMPANIES
PRODUCTS/CUSTOMERS
Pellets/Iron Ore
Itabira Rio Doce Company Limited — ITACO
Usinas Siderúrgicas de Minas Geras S.A. — USIMINAS
Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO
Companhia Nipo-Brasileira de Pelotização – NIBRASCO
Companhia Coreano-Brasileira de Pelotização — KOBRASCO
Rio Doce Limited
CVRD Overseas Ltd.
Samarco Mineração S.A.
Gulf Industrial Investment Co.- GIIC
TRANSPORTATION SERVICES
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS
Ferrovia Centro Atlantica S.A. — FCA
Rio Doce Manganês S.A.
OTHER SERVICES
Subsidiaries and Associated Companies

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SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
As amended at the Extraordinary Shareholders’ Meeting
held on July 19, 2005
CHAPTER I — NAME, PURPOSE, HEAD OFFICE AND DURATION
Article 1 — COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.
Article 2 — The purpose of the company is:
I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of our own or third party rail traffic;

III.	the building and operation of our own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.”
Article 3 — The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.
Article 4 — The term of duration of the company shall be unlimited.
CHAPTER II — CAPITAL AND SHARES
Article 5 — The Share Capital is R$ 14,000,000,000.00 (fourteen billion Brazilian reais) corresponding to 1,165,677,168 (one billion, one hundred sixty five million, six hundred seventy seven thousand, and one hundred sixty eight) book shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred ninety five Brazilian reais and sixty two cents), split into 749,949,429 (seven hundred and forty nine million, nine hundred and forty nine thousand, four hundred and twenty nine) common shares and R$ 4,992,967,604.38 (four billion, nine hundred ninety two million, nine hundred sixty seven thousand, six hundred and four Brazilian reais and thirty eight cents), split into 415,727,739 (four hundred fifteen million, seven

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
hundred twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 03 (three) special class share, all carrying no nominal value.

§1-	The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§2-	The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§3-	Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§4-	The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5-	Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:
a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and
c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6-	Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.
Article 6 — The company is authorized to increase its share capital up to the limit of 900,000,000 (nine hundred million) common shares and 1,800,000,000 (one billion, eight hundred million) class A preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-laws by means of the issuance of common shares and/or preferred shares.

§1-	The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§2-	At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS

§3-	Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.
Article 7 — The special class share shall possess a veto right regarding of the following subjects:
I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.	the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.
CHAPTER III — GENERAL MEETING
Article 8 — The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§1-	An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§2-	The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§3-	Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.
Article 9 — At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.
Sole Paragraph — In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

Page: 85

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ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2003
01.01 — IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
CHAPTER IV — ADMINISTRATION
Article 10 — The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1-	The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

§2-	The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3-	The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§4-	The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.
SECTION I — BOARD OF DIRECTORS
Subsection I — Composition
Article 11 — The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1-	The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2-	Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:
I- common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II- preferred shares representing at least 10% (ten percent) of share capital.

§3-	Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4-	The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS

§5-	From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6-	The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

§7-	In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8-	Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9-	During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10-	Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11-	Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-	With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13-	Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14-	The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
Subsection II – Workings
Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.
Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1-	The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2-	The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.
Subsection III – Responsibilities
Article 14 — The Board of Directors shall be responsible for:
I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.	with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.	approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.	appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.	overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.	approving policies to avoid conflicts of interests between the company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

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1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
XXIV.	approving policies of institutional responsibility of the Company, maily those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.	establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.	establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.	approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.	approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.	authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.	approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1-	The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2-	The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
18.01 — BY LAWS
SECTION II — COMMITTEES
Article 15 — The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical and consultant committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Ethics Committee.

§1-	The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2-	The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.
Subsection I – Mission
Article 16 — The mission of the committees shall be to provide support to the Board of Directors in order to increase the efficiency and quality of its decisions.
Subsection II – Composition
Article 17 — The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.
Article 18 — The composition of each committee shall be defined by the Board of Directors.
§1- The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.
§2- The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and re-appointment shall be permitted.
§3- During their management, members of the committees may be removed from office by the Board of Directors.
Subsection III – Workings
Article 19 — Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1-	The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2-	The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

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18.01 — BY LAWS
Subsection IV – Responsibilities
Article 20 — The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.
Article 21 — The Executive Development Committee shall be responsible for:

I-	issuing reports on the human resources general policies of the company submitted by the Executive Board to the Board of Directors;

II-	analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III-	submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board.
Article 22 — The Strategic Committee shall be responsible for:

I-	issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II-	issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III-	issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

IV-	issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.
Article 23 — The Finance Committee shall be responsible for:

I-	issuing reports on the corporate risks and financial policies and the internal financial control systems of the company;

II-	issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.
Article 24 — The Accounting Committee shall be responsible for:

I-	submitting appointment recommendation of the person responsible for the internal auditing of the Company to the Board of Directors ;

II-	issuing reports on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III-	tracking the results of the company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

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18.01 — BY LAWS

IV-	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.
Article 25 — The Governance and Ethics Committee shall be responsible for:

I-	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II-	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III-	issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board;

IV-	issuing reports on potential conflicts of interest between the company and its shareholders or administrators.
SECTION III — EXECUTIVE BOARD
Subsection I – Composition
Article 26 — The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1-	The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2-	The Executive Officers shall have their individual duties defined by the Board of Directors.

§3-	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.
Subsection II – Workings
Article 27 — In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

§1-	In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

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18.01 — BY LAWS
§2- Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.
§3- Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.
Article 28 — In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.
Article 29 — The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.
Sole Paragraph — The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;
Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.
Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1-	When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2-	Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3-	The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.
Subsection III – Responsibilities
Article 32 — The Executive Board shall be responsible for:

I-	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II-	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III-	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

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18.01 — BY LAWS

IV-	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V-	preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI-	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII-	identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII-	identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX-	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X-	submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI-	defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII-	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII-	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV-	preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV-	authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI-	authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII-	propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

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18.01 — BY LAWS

XVIII-	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX-	authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX-	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI-	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1-	The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§2-	The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.
Article 33 — The responsibilities of the Chief Executive Officer are to:

I-	take the chair at meetings of the Executive Board;

II-	exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III-	coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV-	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V-	coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;

VI-	grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII-	keep the Board of Directors informed about the activities of the company;

VIII-	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;
Article 34 — The Executive Officers are to:

I-	organize the services for which they are responsible;

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18.01 — BY LAWS

II-	participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III-	comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV-	hire the services described in §2º of Article 39, in compliance with the requirements of the Fiscal Council.
Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1-	Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§2-	The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§3-	In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in- fact with specific and limited powers according to the present By-Laws.

§4-	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.
CHAPTER V — FISCAL COUNCIL
Article 36 — The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.
Article 37 — The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.
Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.
Article 39 — The Fiscal Council shall be responsible to exercise the attributions described in the applicable prevailing legislation, in these By-Laws, and regulated by its own Internal Rules to be approved by its members;

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18.01 — BY LAWS
§ 1º — The Internal Rules of the Fiscal Council shall regulate, other than the attributions already established in Law 6.404/76, imperatively, the following:
(i)	to establish the procedures to be adopted by the Company to receive, process and deal with denunciations and complaints related to accounting issues, accounting controls and auditing matters, and ensure that the mechanisms for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)	to recommend and aid to the Board of Directors in the selection, remuneration and dismissal of external auditors of the Company;

(iii)	to resolve the contracting of new services that may be rendered by external auditors of the Company;

(iv)	to supervise and evaluate of the work by the external auditors, and determine the management of the Company of the possible retention of the remuneration of the external auditor, as well as mediate any differences of opinion between administration and the external auditors about the financial statements of the Company;
§ 2º — For adequate performance of its duties, the Fiscal Council may determine the hire of services from lawyers, consultants and analysts, and other resources that may be necessary for the accomplishment of its attributions, observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76;
§ 3º — The members of the Fiscal Council shall provide, within a minimum period of 30 (thirty) days before the Ordinary General Meeting to be held, their opinion on the Management Report and the Financial Statements.
CHAPTER VI — COMPANY PERSONNEL
Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.
CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS
Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.
Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.
Sole Paragraph — The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant

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18.01 — BY LAWS
legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.
Article 43 — The proposal for distribution of profit shall include the following reserves:
I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.	Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.
Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.
Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.
Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.
I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.
Rio de Janeiro, July 19th, 2005.

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19.01 - COMPETITORS
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco is a trading company which commercializes products manufactured by companies of the CVRD group to customers in Latin America, North America, Africa, Asia, Middle East and Europe. No competition is established by those companies.

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19.03 – RAW MATERIAL AND SUPLLIERS
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco operates as trading company and does not beneficiate goods. On December, 24 the amount of suppliers was US$ 485 millon, and of this value only US$ 5 million related to third parties. In 2003 we totaled US$ 261 million with suppliers. This huge increase between 2003 and 2004 is due to the change of operating procedures (systems) related to payments to suppliers of CVRD. In 2004 a significant part was accounted to Itaco to be paid by it. This increase in liabilities generated an increase in the accounts receivable of CVRD (payments by account and order).

Below the Group suppliers that had amounts on December 2004:
•	Albrás;

•	Alunorte;

•	CVRD;

•	CVRD Overseas;

•	Mineração Rio do Norte – MRN;

•	Rio Doce Manganês

•	Rio Doce Manganês Norway

•	Seamar and

•	Urucum

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19.04 - MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
In 2003 and 2004 the revenue of goods of ITACO increased by approximately 50% (from US$ 2.2 billion in 2003 to US$ 3.3 billion in 2004). This increase is due to the excellent results obtained with iron ore, pellets and copper (that began to be traded in 2004). Those three products accounted for 79% of the company´s total revenue.

Below we discribe the main clients by each traded product of the company.
•	Iron ore: Bao Steel, Corus, Gulf Industrial, Maanshan Iron & Steel, Nippon Steel, Philipine Sinter Corp, Rogesa, Sollac, Sumitomo Metal e Tangshan Iron;

•	Pellets: Bao Steel, Caribbean Ispat, Rio Doce Ltd, Siderar e Wheeling;

•	Copper: LG – Nikko Copper, Sterlite Industries e Glencore International;

•	Manganese: Best Power, Nikopol, Rio Doce Manganese Europe, Rio Doce Manganese Norway, Shanghai, SK Resources e Tongchuan;

•	Alumina: Alcan, Glencore e Hydro Aluminium;

•	Aluminum: Hydro Aluminium e Noble Resources; e

•	Bauxite: Glencore, Limerick Alumina Refining e Ormet Primary Aluminum Corporation.

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19.05 - OPERATIONS WITH RELATED COMPANIES
AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
PRODUCTS/CUSTOMERS
Pellets/Iron Ore
     Companhia Vale do Rio Doce - CVRD
     Urucum Mineração S.A.
Manganese/Ferroalloys
     Rio Doce Manganês
     Urucum Mineração S.A.
Alumina/Aluminium
     Alunorte – Alumina do Norte do Brasil S.A.
     Albras – Alumínio Brasileiro S.A.
Bauxite
     MRN – Mineração Rio do Norte S.A.
Cobre
     Companhia Vale do Rio Doce
PRODUCTS/SELLERS
Pellets/ Iron Ore
     Gulf Industrial Investment Co. – GIIC
     Rio Doce Limited
Manganese/Ferroalloys
     Rio Doce Manganèse Europe
     Rio Doce Manganèse Norway

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YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.09 - CHARACTERISTICS OF THE BRANCH ACTIVITY
AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco trades iron ore, pellets, manganese, ferroalloys aluminum and alumina to Europe, Asia, Latin America, North America, Middle East and Africa.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.10 - PERFORMANCE REPORT
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
2004 result was one of the best registered by Itaco (US$ 488 million in 2004 against US$ 20 million in 2003). The growth is mainly due to margims obtained with goods and the equity result, analysed below:
Goods
Iron ore, pellets and alumina accounted for 97% of the margim variation obtained in 2004. Iron ore registered a US$ 239 million of gross margim in 2004 and US$ 56 million in 2003. It is due to the average cost that increased less than the average price. This is also applyable to alumina (a margim of U$ 51 million in 2004 against US$ 24 million in 2003).
Pellets margim basically increased to the demand for it. The volumes sold increased by 27% (from 12,189 thousand tons in 2003 to 15,463 thousand tons in 2004).
Investments
The positive variation obtained with equity result on December 2004 compared to 2003 is mainly due to the following companies: CVRD Overseas, Amazon Iron Ore and Rio Doce América, all subsidiaries of CVRD.
CVRD Overseas is located at Bahamas and its main activity is trading iron ore and pellets produced by CVRD Group. The result obtained in 2004 reflects better margim from this company.
Amazon Iron Ore´s main activity is the investment in Caemi Mineração of 60.23%. The result of 2004 refers basically to the equity of this investment.
A Rio Doce América is located at United States and trades iron ore and na interest of 50% in California Steel Industries – CSI, one of the main producers of flat-rolled steel in United States.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.01 - COMPETITORS
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
The affiliated company Rio Doce Europa S.A.R.L is a holding company without operational activities, hence the items below will present information of Rio Doce International Finance Ltd.
Nothing to report.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.05 - OPERATIONS WITH RELATED COMPANIES
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
SALES COMMISSION
     PPSA Overseas S. A.
LOAN CONTRACTS
     Companhia Vale do Rio Doce – CVRD
     Vale do Rio Doce Navegação S.A. – DOCENAVE
     Itabira Rio Doce Company Limited – ITACO
     Seamar Shipping Corporation – SEAMAR
     Rio Doce Manganêse Europe – RDME
     Rio Doce Norway – RDN
     Rio Doce Manganêse Norway – RDMN
     Société Industrielle Et Commerciale Brasilo-Luxembourgeouse S.A . - Brasilux
     Brasamericán
     Rio Doce América - RDA
     Rio Doce International - RDI
     Rio Doce Limited
     Amazon Iron Ore
     FCA Overseas
     PPSA Overseas
     Ferteco Internacional

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.09 - CHARACTERISTICS OF THE BRANCH ACTIVITY
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
The company has acted as a sub agent of iron ore sales in Europe and, according by, is affected by changes in the European market conditions.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
19.10 - PERFORMANCE REPORT
     AFFILIATED: RIO DOCE EUROPA S. A. R. L.
On December 2004, the company registered a net income of US$ 84,023 against a net loss of US$ 125,735 in 2003, an increase of 166.83%.
In 2004 the RDIF’s operations were discontinued, even had registered a net income. By the end of the year RDIF had the outstanding obligations and received the amounts referred to the loans receivable. Brasilux commission, the main revenue, stopped, due to operational reasons and the cash transactions of CVRD group abroad was transferred to Itaco.
Operating income
The gross revenue decreased by 72.33% (US$ 18,671 in 2004 against US$ 67,473 in 2003). The main reason is the stop of the contract between Brasilux and RDIF. Due to operating routine of Brasilux and the process routine of approvement of the accounts in Luxemburg, since January 2004, the commission stopped to be sent to RDIF. This contract is responsible for 97.24% of RDIF’s gross revenue and the decrease of the revenue with this company by 75.13% (US$ 16,317 in 2004 and US$ 65,612 in 2003) reduced the gross income to US$ 2,582, 95.24% lower than the US$ 54,269 registered in the same period of 2003.
The 21.84% increase (US$ 16,089 in 2004 and US$ 12,205 in 2003) in costs services is another important factor of the 82.5% reduction of the gross margim. A gross margim of 14% in 2004 against 80% in 2003.
These costs are related to the rebursement of expenses of the three CVRD subsidiaries abroad: Rio Doce Ásia (“RDASIA”), Rio Doce America (“RDA”) and Rio Doce International (“RDI”) and the agents’ commission of PPSA-O (KIBV and Lai I Fan). It is worth mentioning the increase of RDASIA costs influenced by the exportations increase to east.
Financial result:
Financial income
Related to interests of loans given to the companies of CVRD group, mainly the financial applications. The 54.56% decrease (US$ 13,370 in 2004 against US$ 29,426 in 2003), due to partial amortization of loans given to SEAMAR and total amortization of loans given to RDME.
Financial expense
Related to loans received, in great part obtained with companies of the group, and financial charges, for example, banking expenses. The 2.49% decrease (US$ 14,254 in 2004 agains US$ 14,617 in 2003) means that no new loans were obtained neither amortizations occurred during the year.
Monetary exchange rate variation
A 42.45% decrease (US$ 112,438 expense in 2004 against US$ 195,360 expense in 2003). The main reason for registering monetary exchange rate variation of RDIF is the translation of the balance amounts to the functional currency, real. In 2004 one dollar was equal to R$ 2.6544 and in 2003 one dollar was equal to R$ 2.8892, the appreciation by 8.13% of the real resulted in a negative monetary exchange variation (expense) of US$ 111,650 in 2004 against US$ 196,534 in 2003, due to the depreciation of the real which was coted R$ 3.5333 in 2002.
The appreciation of the euro compared to the dollar is another significant factor the impacts the monetary exchange rate variation of RDIF, due to some loans (given and obtained) and bank accounting that are linked to this currency. The euro appeciated by 5.78%, in 2003 one euro was equal to US$ 1.2891 against one euro equal to US$ 1.3636.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003
01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
20.00 - INFORMATION ABOUT CORPORATE GOVERNANCE
Based on the principles of clarity of role definitions, transparency and stability, the Corporate Governance model adopted by CVRD guides all its activities and initiatives that are fundamental in the unceasing efforts to put the Company on a precise path of growth and create value for our shareholders.
Committed to full compliance with Level 1 of the Bovespa Program of Differentiated Practices of Corporate Governance, CVRD has adopted practices that are even more stringent than those established by law. The management model assures a fast reckoning of all activities and efficient disclosure of information to shareholders and financial market agents.
CVRD uses a conservative financial model however, that did not stop the company, in 2004, from implementing one of the most ambitious investment plans in its history, US$ 1.956 billion, nor did it interfere with the distribution of R$ 2.271 billion in dividends to shareholders.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer